   The information in this prospectus is not complete and may be changed. We may not deliver these securities until a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus are not offers to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER 28, 1999.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 7, 1999)

                                  $200,000,000

NRG LOGO                        NRG ENERGY, INC.
                 % REMARKETABLE OR REDEEMABLE SECURITIES (ROARS(SM))

                DUE 2013 (REMARKETING DATE NOVEMBER     , 2003)
                            ------------------------

     The ROARS will bear interest at the rate of    % per year from the date of
delivery to but excluding November   , 2003, which is the first Remarketing
Date, and then at a rate discussed under "Description of the ROARS." Interest on
the ROARS is payable on May   and November   of each year, beginning on May   ,
2000 and continuing through November   , 2003, and then at intervals discussed
under "Description of the ROARS." On any Remarketing Date, the ROARS will either be mandatorily tendered to and purchased by Banc of America Securities LLC, as Remarketing Dealer, or mandatorily redeemed by us, in each case at the prices discussed under "Description of the ROARS." If purchased by the Remarketing Dealer, the ROARS will bear interest from the Remarketing Date at a rate to be determined as described under "Description of the ROARS." The ROARS will mature
on November   , 2013. We may redeem all of the ROARS on any Remarketing Date at prices described under "Description of the ROARS."

     The ROARS will be senior obligations of ours and will rank equally with all of our unsecured senior indebtedness.

                            ------------------------

     INVESTING IN THE ROARS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              Per ROARS      Total
                                                              ---------      -----
Public Offering Price.......................................         %    $
Underwriting Discount.......................................         %    $
Proceeds to the Company (before expenses)...................         %    $

                            ------------------------

     The underwriters are offering the ROARS subject to various conditions. The
underwriters expect to deliver the ROARS to purchasers on or about November   ,
1999.

                            ------------------------

BANC OF AMERICA SECURITIES LLC
                   CIBC WORLD MARKETS
                                     CREDIT SUISSE FIRST BOSTON
                                                  GOLDMAN, SACHS & CO.
                            ------------------------

                               November   , 1999

(SM) Service Mark of Banc of America Securities LLC

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS SUPPLEMENT.

                           -------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                       PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................     S-1
Risk Factors................................................    S-10
Business....................................................    S-20
Use of Proceeds.............................................    S-30
Selected Consolidated Financial and Other Data..............    S-31
Earnings to Fixed Charges Ratio.............................    S-33
Description of the ROARS....................................    S-34
Underwriting................................................    S-44
Legal Matters...............................................    S-45
                             PROSPECTUS
Where You Can Find More Information.........................       2
Forward Looking Statements..................................       2
The Company.................................................       3
Use of Proceeds.............................................       4
Earnings to Fixed Charges Ratio.............................       4
Description of Debt Securities..............................       4
Plan of Distribution........................................      15
Legal Matters...............................................      15
Experts.....................................................      16

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this supplement and the accompanying prospectus.

                                  THE COMPANY

     We are one of the leading participants in the independent power generation industry. We are principally engaged in the acquisition, development and operation of, and ownership of interests in, independent power production and co-generation facilities, thermal energy production and transmission facilities, landfill gas collection and associated electric generation facilities and resource recovery facilities. The power generation facilities in which we currently have interests, including those under construction, as of August 31, 1999, have a total design capacity of 15,522 megawatts ("MW"), of which we have or will have total or shared operational responsibility for 11,175 MW and net ownership of, or leasehold interests in, 6,945 MW. In addition, we have substantial interests in district heating and cooling systems and steam generation and transmission operations. As of August 31, 1999, these thermal businesses had a steam capacity of approximately 3,750 million British thermal units per hour (mmBtu/hr.), of which our equity interest was 3,315 mmBtu/hr. Refuse-derived fuel plants in which we have an ownership or operating interest processed more than 640,000 tons of municipal solid waste into approximately 520,000 tons of refuse-derived fuel during the first two quarters of 1999.

     We were established in 1989 and are a wholly-owned subsidiary of Northern States Power Company ("NSP"). Our headquarters and principal executive offices are located at 1221 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55403. Our telephone number is (612) 373-5300.

                                    STRATEGY

     We intend to continue to grow through a combination of acquisitions and greenfield development of power generation facilities, thermal energy production and transmission facilities and related assets in the United States and abroad. We believe that our facility operations and engineering expertise, fuel and environmental strategies, labor and government relations expertise and legal and financial skills give us a competitive advantage in the independent power market. We also believe that our experience in meeting or exceeding applicable environmental regulatory standards and our environmental compliance record will give us an advantage as regulators continue to impose increasingly stringent environmental requirements on the operation of power generation facilities. In addition, we continue to have access to technical and administrative support from NSP on a contract basis to augment our own expertise. We believe the knowledge and expertise we have gained in the financial and legal restructuring of our existing facilities, as well as our engineering expertise and reputation with respect to environmental compliance and labor relations, can be effectively employed in the development of both domestic and international greenfield projects.

     In the United States, our near-term focus will be primarily on the acquisition of existing power generation capacity and thermal energy production and transmission facilities, particularly in situations in which our expertise can be applied to improve the operating and financial performance of the facilities. In the international market, we will continue to pursue development and acquisition opportunities in those countries in which we believe that the legal, political and economic environment is conducive to foreign investment. We expect to acquire or develop most domestic and international projects on a joint venture basis. Where appropriate, we will include a local or host country partner or a partner with substantial experience in the area. Although we exercise flexibility in structuring our investments in projects, our goal is to own a 20% to 50% equity interest in, and have operating control or influence over, the projects in which we invest. While we have made several wholly-owned acquisitions during the past twelve months, in the future we may seek partners for those acquisitions.

                              RECENT DEVELOPMENTS

RECENT AND PENDING ACQUISITIONS

     We have completed or we expect to complete several acquisitions for domestic projects located on both the East and West coasts as a result of entering into several binding purchase agreements since October 1998. The summary we provide below of provisions of certain agreements is not complete and should be read in conjunction with the actual agreements, which are, or will be, filed as exhibits to our periodic reports filed with the Securities and Exchange Commission. These completed or pending acquisitions include the following assets:

EAST COAST

     - In April 1999, we completed the purchase of the Somerset power station from Montaup Electric Company, an affiliate of Eastern Utilities Associates ("EUA"), for approximately $55 million. The Somerset station is located in Somerset, Massachusetts and consists of two coal-fired generating facilities with a nominal capacity rating of 181 MW, of which 69 MW is on deactivated reserve, and two aeroderivative combustion peaking units with a nominal capacity rating of 48 MW. We hold a 100% interest in this facility. In connection with this acquisition, we also entered into a Wholesale Standard Offer Service Agreement pursuant to which we are obligated to provide approximately 30% of the energy and capacity requirements of certain EUA affiliates (which we estimate to be approximately 275 MW at peak requirement) until December 31, 2009.

     - In June 1999, we completed the purchase of the Astoria gas turbines facility and the Arthur Kill generating facility from Consolidated Edison Company of New York, Inc. ("ConEd") for approximately $505 million. These facilities, located in New York City, have a combined nominal capacity rating of 1,456 MW. In connection with the acquisition of each facility, we entered into (i) Transition Energy Sales Agreements pursuant to which energy from each facility is sold to ConEd for a transition period ending on the date on which the independent system operator in New York State ("NYISO") commences operation of a spot market for energy and certain ancillary services, and (ii) Transition Capacity Sales Agreements pursuant to which capacity from each facility is sold to ConEd for a transition period ending on the later of (a) the earlier of (i) December 31, 2002 or (ii) the date such facility receives notice from the NYISO that none of the electric generating capacity of such facility is required for meeting the installed capacity requirements in New York City, or (b) the date the NYISO commences an auction for system capacity.

     - In June 1999, we completed the purchase of the Dunkirk and Huntley coal-fired generating facilities located near Buffalo, New York from Niagara Mohawk Power Corporation ("NIMO") for approximately $355 million. These facilities have a combined nominal capacity rating of 1,360 MW. In connection with the acquisition of these generating facilities, we entered into several Transition Power Purchase Agreements and a related swap agreement with NIMO pursuant to which NIMO purchases certain energy and capacity from these facilities for a term of four years.

     - In October 1999, we completed the purchase of the 1700 MW oil/gas fired Oswego generating facility located in Oswego, New York from NIMO and Rochester Gas & Electric for approximately $85 million. This facility consists of two units each having a nominal capacity rating of 850 MW. This transaction is the subject of certain litigation. See "Legal Proceedings." In connection with this acquisition, we entered into a Transition Power Purchase Agreement with NIMO similar to those entered into in connection with the acquisitions of the Dunkirk and Huntley facilities (see above). Pursuant to this agreement, we have agreed to sell 100% of the capacity of one unit, an option for up to 40% of the capacity of the other unit, and an option to purchase a nominal amount of energy to NIMO for a term of four years.

     - In July 1999, we executed an acquisition agreement with Connecticut Light & Power Company ("CL&P") to purchase four fossil fuel electric generating facilities and numerous remote gas turbines facilities for approximately $460 million. These facilities are located throughout Connecticut and have a combined nominal capacity rating of 2,235 MW. The transaction is expected to close in the fourth quarter of 1999, pending regulatory approval. At the present time, we have not entered into any long-term agreements with any third parties, including CL&P, relating to the sale of energy or capacity from any of these facilities.

     We have aggregated the completed acquisitions and we intend to aggregate the remaining acquisitions into a regional generating company, NRG Northeast Generating LLC. We have financed these acquisitions and we intend to finance the pending acquisitions of these assets on a pooled basis with equity and project debt. The proceeds of this offering will fund a portion of our equity investment. We intend to actively market from these facilities energy, capacity and other power generation products which are not required to satisfy our obligations under the transition agreements we entered into in connection with the acquisition of these facilities.

WEST COAST

     In May 1999, we and Dynegy Inc. completed the purchase of 1,218 MW of power generating facilities from San Diego Gas & Electric for approximately $356 million. These facilities are the 965 MW Encina Power Plant located adjacent to the Pacific Ocean in Carlsbad, California and seventeen combustion turbines totaling 253 MW located on seven different sites in San Diego County, California. Dynegy Inc. and we each own 50% of these facilities. At the present time, none of the energy or capacity from these units has been sold under a long-term agreement to any third parties.

     We and Dynegy Inc. aggregated the Encina Power Plant, the San Diego combustion turbines and other jointly owned assets into a regional generating company, West Coast Power LLC, and financed the acquisition of the assets on a pooled basis with nonrecourse debt as well as equity investments from both us and Dynegy Inc.

CAJUN ELECTRIC POWER COOPERATIVE, INC.

     In September 1999, the United States Bankruptcy Court for the Middle District of Louisiana confirmed the Creditors' Plan of Reorganization (the "Plan") for Cajun Electric Power Cooperative, Inc. ("Cajun"). Under the Plan, Cajun's 1,708 MW fossil generating assets in Louisiana are to be sold to Louisiana Generating LLC, a Delaware limited liability company that until October 1999 was owned 50% by us and 50% by Southern Energy Inc. ("Southern Energy"), a unit of Southern Company. In October 1999, we exercised an option to purchase Southern Energy's 50% share in Louisiana Generating LLC; consequently, we are currently the 100% owner of Louisiana Generating LLC. Louisiana Generating LLC's purchase of Cajun's fossil-fueled generating assets is subject to various regulatory approvals, and the transaction is expected to close in the first quarter of 2000. We may seek a partner to acquire a share of Louisiana Generating LLC from us.

COGENERATION CORPORATION OF AMERICA

     We currently own 45.3% of the outstanding capital stock of Cogeneration Corporation of America ("CogenAmerica"). In August 1999, CogenAmerica entered into an Agreement and Plan of Merger (the "Merger Agreement") with Calpine Corporation ("Calpine") and Calpine East Acquisition Corp. ("Calpine Acquisition") pursuant to which Calpine Acquisition and CogenAmerica will merge. Upon the closing of the merger, all outstanding shares of CogenAmerica's common stock (other than shares held by Calpine Acquisition) will be converted into the right to receive $25.00 per share in cash. Concurrently with the Merger Agreement, we entered into a Contribution and Stockholders Agreement with Calpine and Calpine Acquisition. Immediately prior to the closing of the merger, we will contribute approximately 20% of our CogenAmerica shares to Calpine Acquisition in exchange for 20% of the shares of stock of the surviving corporation. The transaction, which is subject to CogenAmerica stockholder approval and various regulatory approvals, is expected to close during the fourth quarter of 1999.

LEGAL PROCEEDINGS

     On or about July 12, 1999, Fortistar Capital, Inc. ("Fortistar") commenced an action against us in Hennepin County (Minnesota) District Court, seeking damages in excess of $100 million and an order restraining us from consummating the acquisition of NIMO's Oswego generating facility. Fortistar's motion for a temporary restraining order was denied, and a temporary injunction hearing was held on September 27, 1999. The acquisition was closed on October 22, 1999, following notification to the court of our intention to close on that date. To this date we have not received notice of any ruling on the temporary injunction motion. We intend to vigorously defend the suit and believe Fortistar's claims to be without merit. We have asserted numerous counterclaims against Fortistar.

ENVIRONMENTAL MATTERS

     On October 12, 1999, we received a letter from the Office of the Attorney General of the State of New York alleging that, based on a preliminary analysis, it believes that major modifications were made to the Huntley and Dunkirk facilities during NIMO's ownership of these facilities without complying with environmental permitting requirements. The letter requested documents relating to historic maintenance, repair, and replacement work at these facilities, as well as other data relating to operations and emissions from these facilities. It is our understanding that the Attorney General sent identical letters to the owners and operators of all of the coal-fired utility plants in New York. Although we do not have knowledge that NIMO did not comply with the permitting requirements at the Huntley and Dunkirk facilities, we have only recently initiated steps to investigate more fully allegations to the contrary. Accordingly, we cannot predict the outcome of this investigation. If it is determined that these facilities did not comply with the permitting requirements, we could be required, among other things, to install expensive pollution control technology to control the emissions of sulfur dioxide and nitrogen oxide from the Huntley and Dunkirk facilities.

     On October 14, 1999, Governor George Pataki of New York announced that he is ordering the New York Department of Environmental Conservation to require further reductions of sulfur dioxide emissions and nitrogen oxides emissions from New York power plants that would go substantially beyond the reductions required under current federal and state law.

PROPOSED MERGER OF NORTHERN STATES POWER COMPANY

     On March 24, 1999, NSP and New Century Energies, Inc., a Delaware corporation ("NCE"), entered into an Agreement and Plan of Merger providing for a strategic business combination of NCE and NSP. Pursuant to the merger agreement, NCE will be merged with and into NSP with NSP as the surviving corporation in the merger. Subject to the terms of the merger agreement, at the time of the merger, each share of NCE common stock, other than certain shares to be canceled, together with any associated purchase rights, will be converted into the right to receive 1.55 shares of NSP common stock. The merger is expected to be a tax-free stock-for-stock exchange for shareholders of both companies and to be accounted for as a pooling of interests.

     Consummation of the merger is subject to certain closing conditions, including, among others, approval or regulatory review by certain state utilities regulators, the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Federal Communications Commission and expiration or termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Each of NCE and NSP has agreed to certain undertakings and limitations regarding the conduct of its business prior to the closing of the transaction, some of which impact us, but none of which materially impacts the conduct of our business. The merger is expected to be completed during the second or third quarter of 2000.

EARNINGS FOR THE QUARTER ENDED SEPTEMBER 30, 1999

     On October 14, 1999, we announced that we had net income of $27.6 million for the third quarter of 1999, compared with a loss of $4.8 million for the third quarter of 1998. These results reflect earnings from our recent acquisitions in the Northeast region of the United States.

                       SUMMARY OF TERMS OF THE SECURITIES

     The following summary is a short description of the main terms of the offering of the securities. For that reason, this summary does not contain all of the information that may be important to you. To fully understand the terms of the offering of the securities, you will need to read both this prospectus supplement and the attached prospectus, each in its entirety.

ISSUER

     NRG Energy, Inc., a Delaware company, will issue the ROARS.

TRUSTEE

     Norwest Bank Minnesota, National Association.

OFFERED SECURITIES

     We will issue $200,000,000 million aggregate principal amount of     %
ROARS. The ROARS will mature on November     , 2013; however, we may repurchase
all of the ROARS before that date.

INTEREST RATES

     The ROARS will bear interest at the rate of     % per year from November
  , 1999 to but excluding November     , 2003, which is the first Remarketing
Date, and then at a rate discussed under "Description of the ROARS."

INTEREST PAYMENT DATES

     We will pay interest on May     and November     , beginning on May     ,
2000 and continuing through November     , 2003, and then at intervals discussed
under "Description of the ROARS."

INTEREST ACCRUAL

     The ROARS will accrue interest at a fixed rate or at a floating rate from November , 2003, depending on our decision. If the rate is fixed, interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If the rate is floating, interest will be computed on the basis of the actual number of days in the applicable floating rate reset period over a 360-day year.

     For a more detailed description of the payment of interest, you should refer to the sections of this prospectus supplement entitled "Description of the ROARS -- Interest and Interest Payment Dates," "-- Interest Rate to Maturity" and "-- Floating Rate Period."

RANKING

     The ROARS will rank equally in right of payment with all of our existing and future unsecured senior debt. The ROARS will rank senior to all of our existing and future subordinated indebtedness.

MANDATORY TENDER

     We have entered into a Remarketing Agreement with Banc of America Securities LLC, as Remarketing Dealer. This agreement gives the Remarketing
Dealer the option to purchase all of the ROARS on November     , 2003 or any
subsequent Remarketing Date. The purchase price for the ROARS will be equal to 100% of the aggregate principal outstanding on the first Remarketing Date or at the Dollar Price on any subsequent Remarketing Date.

     For a more detailed description of the mandatory tender, you should refer to the section of this prospectus supplement entitled "Description of the ROARS --Mandatory Tender."

MANDATORY REDEMPTION

     If the Remarketing Dealer does not purchase the ROARS on any Remarketing Date, the Trustee, on behalf of the beneficial owners, must require us to purchase all of the ROARS for 100% of the aggregate principal outstanding on the first Remarketing Date or at the Dollar Price on any subsequent Remarketing Date, in addition to all accrued and unpaid interest, if any.

     For a more detailed description of the mandatory redemption, you should refer to the section of this prospectus supplement entitled "Description of the ROARS -- Mandatory Redemption."

OPTIONAL REDEMPTION

     If the Remarketing Dealer chooses to purchase the ROARS, we have the option
of redeeming all of the ROARS on November   , 2003 or any subsequent Remarketing
Date at the Dollar Price, in addition to all accrued and unpaid interest, if any.

RATINGS

     It is a condition to the issuance of the ROARS that they are rated at least "BBB-" by Standard & Poor's Ratings Group and at least "Baa3" by Moody's Investors Service, Inc.

SINKING FUND

     The ROARS are unsecured and not entitled to any sinking fund.

CHANGE OF CONTROL

     If a "Change of Control" (as defined on page 7 of the attached prospectus) occurs, each beneficial owner of the ROARS may require us to repurchase the ROARS, in whole or in part, at 101% of the principal amount of the ROARS, plus accrued and unpaid interest.
USE OF PROCEEDS

     The net proceeds from the sale of the ROARS is estimated to be
approximately $   . A portion of the net proceeds will be used to finance our equity investment in connection with pending acquisitions. The remainder of the net proceeds will be used for general corporate purposes, which may include:

     - financing the development and construction of new facilities,

     - additions to working capital,

     - reductions of our indebtedness and our subsidiaries' indebtedness,

     - financing of capital expenditures and

     - potential acquisitions.

             SUMMARY AND CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical financial data set forth below as of December 31, 1994, 1995, 1996, 1997 and 1998 and for the years then ended, have been derived from our audited consolidated financial statements. The summary historical financial data set forth below as of June 30, 1998 and 1999 and for the six months then ended have been derived from our unaudited financial statements. Certain financial information for the year ended December 31, 1994 has been reclassified to conform to the financial presentation for the year ended December 31, 1998. The selected capacity data set forth below has been supplied by us. All dollar amounts are set forth in thousands.

CONSOLIDATED STATEMENTS OF INCOME DATA:

                                                                                       SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                         JUNE 30,
                            ------------------------------------------------------   --------------------
                              1994       1995       1996       1997        1998        1998       1999
                            --------   --------   --------   ---------   ---------   --------   ---------
Revenues from wholly-owned
operations................  $ 63,970   $ 64,180   $ 71,649   $  92,052   $ 100,424   $ 49,782   $  97,881
Equity in earnings of
  unconsolidated
  affiliates..............    32,155     28,639     34,315      26,200      81,706     29,183      15,292
Operating Costs and
  Expenses................   (63,529)   (75,465)   (84,188)   (100,143)   (125,118)   (58,734)   (112,362)
                            --------   --------   --------   ---------   ---------   --------   ---------
Operating Income..........    32,596     17,354     21,776      18,109      57,012     20,231         811
Other Income
  (Expense)(1)............      (586)    22,657     (7,453)    (19,618)    (40,934)   (23,512)    (24,694)
Income Tax Benefit
  (Expense)(2)............    (2,472)    (8,810)     5,655      23,491      25,654     16,339      25,284
                            --------   --------   --------   ---------   ---------   --------   ---------
Net Income................  $ 29,538   $ 31,201   $ 19,978   $  21,982   $  41,732   $ 13,058   $   1,401
                            ========   ========   ========   =========   =========   ========   =========

CONSOLIDATED BALANCE SHEET AND OPERATING DATA:

                                          AS OF DECEMBER 31,                          AS OF JUNE 30,
                       --------------------------------------------------------   -----------------------
                         1994       1995       1996        1997         1998         1998         1999
                       --------   --------   --------   ----------   ----------   ----------   ----------
Net property, plant
and equipment........  $107,634   $111,919   $129,649   $  185,891   $  204,729   $  193,950   $1,127,203
Net equity
  investments in
  projects...........   164,863    221,129    365,749      694,655      800,924      781,496      811,491
Total assets.........   376,570    454,589    680,809    1,168,102    1,293,426    1,211,123    2,401,762
Long-term debt,
  including current
  maturities.........    93,339     90,034    212,141      620,855      626,476      690,555    1,570,893
Stockholder's
  equity.............   234,722    319,764    421,914      450,698      579,332      447,297      698,526
Percentage of total
  debt to
  capitalization.....     28.5%      22.0%      33.5%        57.9%        52.0%        60.7%        69.2%
Our net power
  generating capacity
  (MW)...............       992        999      1,326        2,637        3,300        3,456        6,946

-------------------------
(1) Includes pretax charges of $5.0 million, $5.0 million, $1.5 million, $9.0 million and $26.7 million in the years 1994, 1995, 1996, 1997 and 1998, respectively, to write-down the carrying value of certain energy projects. These amounts also include the gain on sale of our interest in projects of $8.7 million in 1997 and $30.0 million in 1998.

(2) We have substantial tax credits which can be utilized by NSP. NSP pays us for these tax credits on a quarterly basis.

                                  RISK FACTORS

     Before purchasing the ROARS you should carefully consider the following risk factors as well as the other information contained in this supplement, the accompanying prospectus, and the information incorporated by reference in order to evaluate an investment in the ROARS.

RECENT SIGNIFICANT ACQUISITIONS REQUIRE SUCCESSFUL INTEGRATION, OPERATION AND MANAGEMENT.

     During the period from June 30, 1998 through August 31, 1999, we have more than doubled our net ownership interests in power generation facilities, expanding from 3,456 MW of net ownership interests in power generation facilities (including those under construction) as of June 30, 1998 to approximately 6,945 MW of net ownership interests as of August 31, 1999. This growth resulted primarily from a number of domestic acquisitions, notably the acquisition from Niagara Mohawk Power Corporation of the Huntley and Dunkirk generating stations in upstate New York, the acquisition from Montaup Electric Company of the Somerset generating station in Massachusetts, the acquisition from San Diego Gas and Electric Company of the Encina generating station and combustion turbines in California and the acquisition from Consolidated Edison Company of New York of the Arthur Kill generating station and Astoria gas turbines in New York City. During the course of our next two fiscal quarters, if we complete our pending acquisitions, we will increase our net ownership interests in power generation facilities by over 80%. In connection with these recent acquisitions, we have hired a substantial number of new employees, most of whom have previously been involved with the operation of one or more of the acquired power generation facilities. In addition, we have hired new employees to market the power, capacity and other products to be sold from such power generation facilities and to coordinate the dispatch of such power generation facilities. We cannot assure you that we will be able to successfully integrate all of the newly hired employees, nor can we assure you that we will be able to profitably integrate, operate, maintain and manage these recently acquired power generation facilities (and the power generation facilities that we currently expect to acquire in the near future) in a competitive environment in which electricity rates will be determined by the operation of market forces.

MANY OF OUR POWER GENERATION FACILITIES, INCLUDING MOST OF OUR RECENTLY ACQUIRED OR TO BE ACQUIRED FACILITIES, OPERATE WITHOUT LONG-TERM POWER PURCHASE AGREEMENTS.

     Although a number of our power generation facilities have long-term power purchase agreements, we expect that the number of our facilities with these agreements will decrease and that over time virtually all of our facilities will operate without long-term power purchase agreements.

     Historically, each of our power generation facilities had associated long-term power purchase agreements under which all of the energy and capacity were sold to a single party (typically the local utility) at fixed prices. However, most of the power generation facilities in which we have recently acquired or are acquiring interests do not have traditional long-term power purchase agreements, and, therefore, we must sell all or a portion of the output from these facilities into the market. Facilities that sell their output into the market and operate without long-term power purchase agreements in place are called "merchant" plants. The power generation facilities that we have recently acquired or are acquiring in California, Connecticut, Massachusetts and New York are considered to be merchant plants, although a portion of the output of certain of these plants in the first several years of our ownership of them is contracted for under transition power purchase contracts with their former owners. Not all of these power generation facilities, however, have transition power purchase agreements covering all of even a portion of the energy, capacity and other products that can be sold from such facilities. Thus, revenues generated by these facilities are subject to significant variations based upon prevailing market prices for energy, capacity and other products which are influenced by a number of factors outside of our control, including weather, economic conditions, and the particular operating profile and generating capacity of the purchasing utility. While these merchant projects introduce new risks and uncertainties, and require careful advance analysis of the local power and fuel markets, we believe that they are becoming increasingly accepted in the independent power market.

NEW MARKETS FOR POWER GENERATION PRODUCTS ARE UNPREDICTABLE.

     All of our newly-acquired power generation facilities in the United States (and the power generation facilities that we currently expect to acquire in the near future) operate in unregulated markets in which prices for power generation products (such as energy, capacity and ancillary services) are set by competitive bidding processes. These new markets are unpredictable and are subject to substantial price fluctuations over relatively short periods of time. In addition, the independent system operators who oversee most of these new energy markets have in the past, and may continue in the future, to impose price limitations and other mechanisms to address some of the volatility in these markets. These price limitations and other mechanisms may adversely impact the profitability of our United States power generation facilities since we actively participate in buying and selling power generation products in each of the markets in which we own power generation facilities, even in cases where we have transition power purchase agreements. Given the extreme volatility and lack of meaningful price history in these markets and the potential for market regulation by the independent system operators, we cannot assure you that we will be able to operate profitably in these power generation markets.

INVESTMENTS IN LESS THAN 100% OWNED PROJECTS LIMIT OUR CONTROL.

     Our ability to control the development, construction, acquisition or operation of project investments and joint ventures is limited because many of our current project investments consist of minority interests in project affiliates (i.e., where we beneficially own 50% or less of the ownership interests). A substantial portion of our future investments in projects may also take the form of minority interests. As a result, the indenture for the ROARS does not contain any limitations on our ability to make minority investments.

     Although we seek to exert a degree of influence with respect to the management and operation of projects in which we are a minority investor by negotiating to receive certain limited governance rights (such as rights to veto significant actions or to obtain positions on management committees), we may not always succeed in such negotiations. We may be dependent on our co-venturers to construct and operate such projects. We cannot assure you that our co-venturers will have the same level of experience, technical expertise, human resources management and other attributes that we possess. Any co-venturer may have conflicts of interest, including those relating to its status as a provider of goods or services to the project. The approval of co-venturers also may be required for us to receive distributions of funds from projects.

MOST OF OUR POWER GENERATING FACILITIES DO NOT HAVE LONG-TERM FUEL SUPPLY CONTRACTS.

     Most of our power generating facilities purchase fuel pursuant to short-term contracts or on the spot market. Even though we will attempt to hedge some portion of our known fuel requirements, we still may face the risk of supply interruptions and fuel price volatility, which can result in potential mismatches between energy prices and fuel costs. We believe that in a competitive, merchant market in which power generating facilities operate without long-term power purchase agreements, it is best to operate without long-term fuel supply agreements, and that electricity prices will be closely linked to the market price for fuel. However, we cannot assure you that we will be able to pass along to our customers any increases associated with rising fuel costs.

WE ARE UNCERTAIN ABOUT ACCESS TO CAPITAL FOR FUTURE PROJECTS.

     We require continued access to debt capital from outside sources on acceptable terms in order to assure the success of future projects and acquisitions. Our ability to arrange financing on a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks and other financial institutions, investor confidence in us, our partners and in the local independent power market, the success of current projects, the perceived quality of new projects and provisions of tax and securities laws that are conducive to raising capital in this manner. In order to access capital on a substantially non-recourse basis in the future, we may have to make larger equity investments in, or provide more financial support for, our project subsidiaries. To date, the equity capital for our projects has been provided by equity contributions from NSP, internally-generated cash flow from our projects and other borrowings. We cannot assure you that we will be successful in structuring the financing for our projects on a substantially non-recourse basis or that we will obtain sufficient additional equity capital from NSP, project cash flow or additional borrowings to enable us to fund the equity commitments required for future projects.

OUR HOLDING COMPANY STRUCTURE LIMITS OUR ABILITY TO SERVICE INDEBTEDNESS.

     The ROARS will be exclusively our obligations and not those of any of our project subsidiaries or project affiliates. As a result, all existing and future liabilities of our direct and indirect subsidiaries and affiliates will be effectively senior to the ROARS. Because substantially all of our operations are conducted by our project subsidiaries and project affiliates, our cash flow and our ability to service our indebtedness, including our ability to pay the interest on and principal of the ROARS when due, will be dependent upon our receipt of cash dividends and distributions or other transfers from our project and other subsidiaries. The debt agreements of our subsidiaries and project affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. The restrictions in such agreements generally require that, prior to and after giving effect to the payment of dividends, distributions or other transfers:

     - such subsidiaries or project affiliates meet certain financial performance or coverage ratios,

     - no default or event of default shall have occurred, and

     - the subsidiary or project affiliate proposing to pay the dividend, distribution or other transfer must provide for the payment of other current or prospective obligations, including operating expenses, debt service and reserves.

     Our subsidiaries and project affiliates are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due pursuant to the ROARS or to make any funds available therefor, whether by dividends, loans or other payments, and they do not guarantee the payment of interest on, or principal of, the ROARS. We own a minority interest in many of our projects, and therefore we are unable unilaterally to cause dividends or distributions to be made to us from these operations.

     Any right we may have to receive assets of any of our subsidiaries or project affiliates upon a liquidation or reorganization of such subsidiaries or project affiliates (and the consequent right of holders of the ROARS to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's or project affiliate's creditors, including trade creditors and holders of debt issued by such subsidiary or project affiliate.

     The indenture for the ROARS does not impose any limitation on the ability of our subsidiaries or project affiliates to incur additional indebtedness or to permit contractual restrictions on the distribution of cash to us. As part of our global tax strategy, we intend to maintain our earnings from foreign investments offshore, for reinvestment in other foreign projects. For this reason, we intend to utilize the cash from our domestic operations, including principal and interest received from the repayment of loans made by us to our foreign affiliates, to make the payments with respect to the ROARS. We cannot assure you that cash available from our domestic operations and the repayment of the loans made to our foreign affiliates will be sufficient to make the payments under the ROARS as and when due. If we elect to repatriate earnings from our foreign operations to make these payments in case of such a shortfall, then we may incur United States taxes, net of any available foreign tax credits, on the repatriation of such foreign earnings. As a result of these additional taxes, we cannot assure you that the foreign earnings would be sufficient to make the payments on the ROARS as and when due.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS.

     As of June 30, 1999, we had total recourse debt of $894 million, with an additional $677 million of non-recourse debt appearing on our balance sheet. The percentage of our total recourse debt to capitalization was 56.1% as of June 30, 1999. The indenture for the ROARS imposes no limitations on our ability to incur additional indebtedness. Our substantial amount of debt and the debt of our project subsidiaries and project affiliates presents the risk that we might not generate sufficient cash to service our indebtedness, including the ROARS, and that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions.

     In addition, under certain of the instruments governing our debt, including our credit facilities and indentures governing our other outstanding public debt, such debt may be accelerated upon certain events of default or if we undergo a change of control. As a result, if any such event were to occur, we may not have sufficient capital to fully pay holders of ROARS the amount due under the ROARS or to redeem any ROARS tendered pursuant to the Change of Control Offer described under "Description of Debt Securities -- Change of Control" in the attached prospectus.

WE DEPEND ON AND ARE CONTROLLED BY NORTHERN STATES POWER COMPANY.

     NSP is our sole stockholder. Since our formation, NSP has provided all of our equity funding for our business and operations. Our only other source of funding has been our borrowings and internally-generated cash flow from our existing projects and investments. We cannot assure you that NSP will contribute additional equity capital to us in the future. In the absence of continued equity contributions, we cannot assure you that we will have access to sufficient capital to fund our obligations with respect to our existing projects or to undertake new acquisition and development projects. In addition, as a result of the pending NSP merger with NCE, we cannot assure you that NSP will continue to act with respect to us as it has in the past. NSP is also not required to continue to hold our stock.

     As our sole stockholder, NSP has the power to control the election of the directors and all other matters submitted for stockholder approval and may be deemed to have control over our management and affairs. Currently, there are no outside directors on our board of directors. In circumstances involving a conflict of interest between NSP, as the sole stockholder, on the one hand, and our creditors on the other, we cannot assure you that NSP would not exercise its power to control us in a manner that would benefit NSP to the detriment of the holders of ROARS. NSP has policies in place, pursuant to applicable law, to ensure that its ratepayers are protected from affiliate transactions that may be adverse to the ratepayers' interests. The indenture imposes no limitations on our ability to pay dividends or to make other payments to NSP or on our ability to enter into transactions with NSP or our other affiliates.

     In addition, NSP is an important customer of, and supplier to, certain of our businesses in the United States. We purchase steam production services from NSP for our Rock-Tenn and Washco steam transmission lines and sell refuse-derived fuel to NSP from our Newport resource recovery facility. We provide management, operation and maintenance services for the Elk River resource recovery facility and we dispose of the Elk River facility's refuse-derived fuel ash at NSP's Becker ash landfill. The failure of NSP to comply with its obligations to us under the agreements governing such sales and services could have a material adverse effect on our revenues from these projects.

WE DO SIGNIFICANT BUSINESS OUTSIDE THE UNITED STATES.

     A key component of our business strategy is the development or acquisition of projects outside the United States. The economic and political conditions in certain countries where we have interests or in which we are or could be exploring development or acquisition opportunities present risks of delays in permitting and licensing, construction delays and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which we may develop or acquire projects could make it more difficult to obtain non-recourse project financing on suitable terms and could impair our ability to enforce our rights under agreements relating to such projects.

     Operations in foreign countries also can present currency exchange, inflation, convertibility and repatriation risks. In certain countries in which we may develop or acquire projects in the future, economic and monetary conditions and other factors could affect our ability to convert our earnings to United States dollars or other hard currencies or to move funds offshore from such countries. Furthermore, the central bank of any such country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although we generally seek to structure our power purchase agreements and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, we cannot assure you that we will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain sufficient dollars or other hard currency to pay such obligations.

     As part of privatizations or other acquisition opportunities, we may make investments in ancillary businesses not directly related to power generation, thermal energy production and transmission or resource recovery and in which our management may not have had prior experience. In such cases, our policy is to attract partners with the necessary expertise. However, we cannot assure you that such persons will be available as co-venturers in every case. In addition, as a condition to participating in privatizations and refurbishments of formerly state-owned businesses, we may be required to undertake transitional obligations relating to union contracts, employment levels and benefits obligations for employees, which could prevent or delay the achievement of desirable operating efficiencies and financial performance.

OUR ACQUISITIONS AND DEVELOPMENTS MAY NOT BE PROFITABLE.

     The development projects and acquisitions in which we may invest in the future, including those described herein, may be large and complex, and we may not be able to complete the development or acquisition of any such project. Development projects and acquisitions require us to expend significant sums for engineering, permitting, legal, financial advisory and other expenses in preparation for competitive bids that we may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. We cannot assure you that the projects that we pursue, and on which we may spend significant sums, will prove to be desirable project investments, or that we will be able to win any such competitive bids, obtain new power purchase agreements, overcome any local opposition, or obtain the necessary agreements, contracts, licenses, certifications and permits necessary for the successful development of new projects and acquisition of interests in existing projects. We may fail to acquire or develop projects despite having incurred significant expenses. For instance, if we failed to complete the pending asset acquisition from Connecticut Light & Power Company, as discussed in the "Prospectus Supplement Summary," such failure could have a significant impact on our forecasted financial results. Even if we are successful in the development or acquisition of an interest in a project, we may require substantial additional debt or equity financing for such projects, which additional financing may not be available on acceptable terms, if at all. Most acquisition agreements and power purchase agreements permit the seller or customer, respectively, to terminate the agreement or impose penalties if the acquisition or operation of the project, as the case may be, is not achieved by a specified date.

     In addition, debt covenants contained in project-level debt agreements may preclude our project affiliates from making equity distributions to us. For instance, due to lower than expected Australian power pool prices, absent project debt restructuring, it is expected that the Loy Yang A project company will experience difficulty meeting specified long-term debt coverage ratios beginning in June 2001. This would trigger a senior debt "lock-up" under the project's loan documents, which lock-up would prevent the Loy Yang A project company from making equity distributions to its owners. As we did not expect the Loy Yang A project company would make any equity distributions in the immediate future, a senior debt lock-up will not have a material adverse effect on our forecasted financial results.

WE FACE STRONG COMPETITORS.

     The independent power industry is characterized by numerous strong and capable competitors, some of which have more extensive developmental or operating experience, more extensive experience in the acquisition and development of power generation capacity, larger staffs and greater financial resources than we do. Further, in recent years, the domestic independent power industry has been characterized by strong and increasing competition which has contributed to a reduction in prices offered by utilities for power produced by independent power producers and has resulted in lower returns to project investors.

     Many of our competitors also are seeking attractive opportunities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions on terms favorable to us. Many foreign and domestic utilities are now engaging in "competitive bid" solicitations for new capacity demands or acquisitions.

CONSTRUCTION AND START-UP OF FACILITIES COULD ENCOUNTER UNFORESEEN PROBLEMS.

     The construction, expansion or refurbishment of a power generation, thermal energy production and transmission facility or resource recovery facility involves many risks, including supply interruptions, work stoppages, labor disputes, weather interferences, unforeseen engineering, environmental and geological problems and unanticipated cost overruns. The commencement of operation of such newly-constructed, expanded or refurbished facilities also involves many risks, including the breakdown or failure of equipment or processes and test performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. While insurance is maintained to protect against certain risks, warranties are obtained from vendors for limited periods and contractors are obligated to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. As a result, a project may operate at a loss and be unable to fund principal and interest payments under its project financing agreements, which may allow the affected lenders to accelerate such debt.

     In addition, many power and thermal energy purchase agreements permit the customer to terminate the agreement, retain security posted by the developer as liquidated damages or change the payments to be made to the project subsidiary or the project affiliate in the event certain milestones, such as commencing commercial operation of the project, are not met by specified dates. In the event such a termination right is exercised, a project may not commence generating revenues, the default provisions in a financing agreement may be triggered, rendering such debt immediately due and payable, and the project may be rendered insolvent as a result.

OPERATING BELOW EXPECTED CAPACITY LEVELS COULD RESULT IN PENALTIES.

     The risks associated with operating a power generation facility, thermal energy production and transmission facility, resource recovery facility or mining facility include the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. Operation below expected capacity levels may result in lost revenues, increased expenses, higher maintenance costs and penalties. As a result, a facility may be unable to perform its obligations under its purchase agreements, triggering the default provisions in a financing agreement, rendering such debt immediately due and payable, and the project may be rendered insolvent as a result.

     Certain power purchase agreements of our project subsidiaries or project affiliates permit the purchaser to terminate the agreement, modify the payments required under the agreement, recover payments previously made under the agreement or require such project subsidiaries or project affiliates to pay liquidated damages under the agreement in certain circumstances. While insurance is maintained to protect against certain risks, warranties are obtained from vendors for limited periods and contractors are obligated to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. As a result, default provisions in the project subsidiary's or project affiliate's financing agreements may be triggered, which might allow the affected lenders to accelerate such debt.

WE HAVE GUARANTEED CERTAIN OBLIGATIONS AND LIABILITIES OF SOME SUBSIDIARIES.

     We may be directly liable for the obligations of certain of our project affiliates and other subsidiaries pursuant to guarantees relating to certain of their indebtedness, equity and operating obligations. One example is our guarantee of the obligations of our project subsidiary that operates the Gladstone facility for up to AUS$25 million, indexed to the Australian consumer price index, under the project subsidiary's operating and maintenance agreement with the owners of the facility. In addition, in connection with the purchase and sale of fuel, emission credits and power generation products to and from third parties with respect to the operation of some of our generation facilities in the United States, we may be required to guarantee a portion of the obligations of certain of our subsidiaries. As of September 30, 1999, our obligations pursuant to our guarantees of the performance, equity and indebtedness obligations of our subsidiaries totaled approximately $316 million. If we were required to satisfy all of these guarantees and other obligations, such event would have a material adverse effect on our condition, financial and otherwise.

WE DEPEND ON CERTAIN CUSTOMERS AND PROJECTS.

     Our power generation, thermal energy production and transmission or resource recovery facilities typically rely on a single supplier for each of the provision of fuel, water and other services required for operation of the facility and on a single customer or a few customers to purchase all of the facility's output, in some cases under long-term agreements that provide the support for any project debt used to finance such facilities. The failure of any one customer or supplier to fulfill its contractual obligations to the facility could have a material adverse effect on such facility's financial results. As a result, the financial performance of such facilities is dependent on the continued performance by customers and suppliers of their obligations under such long-term agreements and, in particular, on the credit quality of the project's customers.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION.

     We and the projects in which we invest are subject to a number of complex and stringent environmental and other laws and regulations affecting many aspects of our present and future operations, including the disposal of various forms of waste and the construction or permitting of new facilities. These laws and regulations generally require us to obtain and comply with a wide variety of licenses, permits and other approvals, and may in some cases be enforced by both public officials and private individuals. We cannot assure you that existing laws or regulations will not be revised or that new laws or regulations will not be adopted or become applicable to us which could have an adverse impact on our operations. There can be no assurance that we will be able to recover all or any increased costs of compliance from our customers or that our business and financial condition will not be materially and adversely affected by future changes in environmental laws or regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process, and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition.

     Public Utility Regulatory Policies Act ("PURPA") and the Public Utility Holding Company Act of 1935 ("PUHCA"), are two of the laws (including the regulations thereunder) that affect our operations. PURPA provides to qualifying facilities ("QFs") certain exemptions from federal and state laws and regulations, including organizational, rate and financial regulation. PUHCA regulates public utility holding companies and their subsidiaries. We are not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants we own are QFs under PURPA or are exempted as exempt wholesale generators ("EWGs"), and so long as our foreign utility operations are exempted as EWGs or foreign utility companies or are otherwise exempted under PUHCA. QF status is conditioned on meeting certain criteria, and could be jeopardized, for example, by the loss of a steam customer or reduction of steam purchases below the amount required by PURPA.

WE FACE ONGOING CHANGES IN THE U.S. UTILITY INDUSTRY.

     The U.S. electric utility industry is currently experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demands, technological advances, greater availability of natural gas and other factors. The Federal Energy Regulatory Commission ("FERC") has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. A number of states are considering or implementing methods to introduce and promote retail competition. Proposals have been introduced in Congress to repeal PURPA and PUHCA, and the FERC has publicly indicated support for the PUHCA repeal effort. Additionally, some utilities have brought litigation aimed at forcing the renegotiation or termination of contracts requiring payments to owners of qualifying facilities based upon past estimates of avoided cost that are now substantially in excess of market prices. We cannot assure you that, in the future, utilities, with the approval of state public utility commissions, will not seek to abrogate their existing power purchase agreements.

     If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure, and the availability of long-term power purchase agreements, which can serve as the basis for project financings, may decrease. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the disaggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses. As a result, additional significant competitors could become active in the independent power industry. In addition, independent power producers may find it increasingly difficult to negotiate long-term power sales agreements with solvent utilities, which may affect the profitability and financial stability of independent power projects.

THERE IS A NOT A PUBLIC MARKET FOR THE ROARS.

     The ROARS are a new issue of securities, and we do not intend to list them on any securities exchange or apply for quotation through any inter-dealer quotation system. The underwriters have advised us that they currently intend to make a market in the ROARS, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. We cannot assure you as to the liquidity of any market that may develop for the ROARS, your ability to sell your ROARS or the price at which you would be able to sell your ROARS.

                                    BUSINESS

INTRODUCTION

     We are one of the leading participants in the independent power generation industry. We are principally engaged in the acquisition, development and operation of, and ownership of interests in, independent power production and co-generation facilities, thermal energy production and transmission facilities, landfill gas collection and associated electric generation facilities and resource recovery facilities. The power generation facilities in which we currently have interests, including those under construction, as of August 31, 1999, have a total design capacity of 15,522 MW, of which we have or will have total or shared operational responsibility for 11,175 MW and net ownership of, or leasehold interests in, 6,945 MW. In addition, we have substantial interests in district heating and cooling systems and steam generation and transmission operations. As of August 31, 1999, these thermal businesses had a steam capacity of approximately 3,750 mmBtu/hr., of which our equity interest was 3,315 mmBtu/hr. Refuse-derived fuel plants in which we have an ownership or operating interest processed more than 640,000 tons of municipal solid waste into approximately 520,000 tons of refuse-derived fuel during the first two quarters of 1999.

     We have experienced significant growth in the last year, expanding from 3,456 MW of net ownership interests in power generation facilities (including those under construction) as of June 30, 1998 to 6,945 MW of net ownership interests as of August 31, 1999. This growth resulted primarily from a number of domestic acquisitions, notably the acquisition from Niagara Mohawk Power Corporation of the Huntley and Dunkirk generating stations in upstate New York, the acquisition from Montaup Electric Company of the Somerset generating station in Massachusetts, the acquisition from San Diego Gas and Electric Company of the Encina generating station and combustion turbines in California and the acquisition from Consolidated Edison Company of New York of the Arthur Kill generating station and Astoria gas turbines in New York City.

     We expect this growth to continue into 2000. We have signed a purchase agreement to acquire four generating stations and six remote gas turbines located in Connecticut having an aggregate generating capacity of 2,235 MW from Connecticut Light & Power Company. In addition, we expect to acquire a 1,708 MW facility in Louisiana from Cajun Electric Power Cooperative, Inc. as part of its bankruptcy reorganization. These acquisitions are scheduled to close in the fourth quarter of 1999 or in early 2000. These assets will add an additional 5,643 MW of net ownership interests in power generation facilities to our existing portfolio.

STRATEGY

     We intend to continue to grow through a combination of acquisitions and greenfield development of power generation facilities, thermal energy production and transmission facilities and related assets in the United States and abroad. We believe that our facility operations and engineering expertise, fuel and environmental strategies, labor and government relations expertise and legal and financial skills give us a competitive advantage in the independent power market. We also believe that our experience in meeting or exceeding applicable environmental regulatory standards and our environmental compliance record will give us an advantage as regulators continue to impose increasingly stringent environmental requirements on the operation of power generation facilities. In addition, we continue to have access to technical and administrative support from NSP on a contract basis to augment our own expertise. We believe the knowledge and expertise we have gained in the financial and legal restructuring of our existing facilities, as well as our engineering expertise and reputation with respect to environmental compliance and labor relations, can be effectively employed in the development of both domestic and international greenfield projects.

     In the United States, our near-term focus will be primarily on the acquisition of existing power generation capacity and thermal energy production and transmission facilities, particularly in situations in which our expertise can be applied to improve the operating and financial performance of the facilities. In connection with this focus, we study the opportunities that may be created by the current restructuring of the domestic electric utility industry, particularly the divestiture by some utility companies of their generating assets. In connection with these utility company divestitures of generating assets, although the assets themselves may be held by a purchasing subsidiary, in many instances the sellers require that we remain directly liable for certain indemnity, operating, provision of replacement power and/or debt payment obligations. We intend to focus our domestic development activities primarily on the acquisition or development of facilities in excess of 100 MW and to pursue smaller projects when we have the opportunity to combine several smaller projects into a larger transaction. We are also working with several industrial companies to develop energy projects that would provide both electricity and steam for their production facilities. In addition, to the extent that the replacement of aging power generating capacity or growth in demand creates the need for new power generation facilities in the United States, we intend to pursue opportunities to participate in the development of such facilities.

     In the international market, we will continue to pursue development and acquisition opportunities in those countries in which we believe that the legal, political and economic environment is conducive to foreign investment. Once we have developed one project in a country, we use that as a base to develop other projects in that same country or region, leveraging our experience and knowledge to enhance our likelihood of success in the area. We intend to continue to capitalize on opportunities created by the privatization of existing government-owned generating capacity. In addition, due to the significant existing demand for new power generating capacity in the international market, we intend to engage in the development of international greenfield projects. We intend to focus our international development activities primarily on the acquisition or development of facilities with capacity in excess of 100 MW and to pursue smaller projects when we have the opportunity to combine several smaller projects into a larger transaction. We believe that the global market will continue to provide attractive investment opportunities to us as the countries that have initiated the privatization of their power generation capacity and have solicited bids from private companies to purchase existing facilities or to develop new capacity continue their privatization programs and other countries begin similar privatization efforts.

     We expect to acquire or develop most projects on a joint venture basis. Where appropriate, we will include a local or host country partner or a partner with substantial experience in the area. By doing so, we expect to gain a number of advantages, including technical expertise possessed by others, greater knowledge of and experience with the political, economic, cultural and social conditions and commercial practices of the region or country where the project is being developed, and the ability to leverage our human and financial resources. A local partner also may, among other things, assist in obtaining financing from local capital markets as well as building political and community support for the project. We expect such joint ventures will enable us to share the risks associated with the acquisition and development of larger projects. Joint acquisition and development of future projects also should further reduce our financial risk by building a more diversified portfolio of projects.

     Although we exercise flexibility in structuring our investments in projects, our goal is to own a 20% to 50% equity interest in, and have operating control or influence over, the projects in which we invest. However, we may in some instances be willing to modify these targets for a particular project if we determine that strategic considerations and anticipated returns, when combined with other factors, such as the ability to exercise "negative control" (i.e., the ability to control material project decisions by exercising a veto right) or the ability to exercise oversight authority in the development or operation of a project, justify an investment in that project. Alternatively, we may consider investments or projects in which we are the sole or a majority owner or in which we own less than a 20% equity interest. While we have made several wholly-owned acquisitions during the past twelve months, in the future we may seek partners for those acquisitions. See "Risk Factors. -- Investments in less than 100% owned projects limit our control."

     We intend to pursue the acquisition and development of natural gas-fired power generation facilities where appropriate to complement our existing and anticipated future investments in coal and other solid fuel-fired facilities. We currently hold no interest in, and have no present intention of investing in, any nuclear generating facility.

DESCRIPTION OF OUR PROJECTS

     We own interests in power generation and thermal generation projects and other facilities described herein either directly or through project subsidiaries or project affiliates. Each project is located on a site that is owned or leased on a long-term basis by us, a project subsidiary or a project affiliate. The ownership or leasehold interest generally is mortgaged to secure project financing obligations, and, in certain instances, to secure the project subsidiary's or project affiliate's obligations under its power purchase agreement.

     PROJECT AGREEMENTS

     In the past, virtually all of our operating power generation facilities have sold electricity under long-term power purchase agreements. A facility's revenue from a power purchase agreement usually consists of two components: energy payments and capacity payments. Energy payments, which are intended to cover the variable costs of electric generation, such as fuel costs and variable operation and maintenance expense, are normally based on a facility's net electrical output measured in kilowatt hours, with payment rates either fixed or indexed to the fuel costs of the power purchaser. Capacity payments, which are generally intended to provide funds for the fixed costs incurred by the project subsidiary or project affiliate, such as debt service on the project financing and the equity return, are normally calculated based on the net electrical output or the declared capacity of a facility and its availability.

     Most of the more recent projects in which we have acquired or are acquiring an interest do not have long-term power purchase agreements. For example, this is true for Enfield because the United Kingdom has adopted a regulatory scheme under which all generators must sell their output to a grid where the price is established by a neutral regulator based on the market prices during each defined period. Similarly, the San Joaquin Valley Energy Partners Facilities accepted a buy-out of their long-term contracts, so if they recommence operations, it is anticipated that they will be "merchant" plants (i.e., plants operating without long-term power purchase agreements in place, selling their output into the market). The generation facilities which we have recently acquired in California, New York and

Massachusetts will also be merchant plants, although a portion of the output of certain of these plants in the first several years of our ownership of them is contracted for, either under transition power purchase contracts with their former owners or under bilateral contracts with other wholesale customers. In the case of the Kladno project, where there is a long-term agreement, the energy price is tied to the market price of electricity rather than to the costs incurred by the project, so the contract does not provide the traditional level of certainty and protection. In the case of the Loy Yang A project, Australian power pool prices have been significantly lower than anticipated at the time of our purchase of our interest in the Loy Yang A project, resulting in earnings much lower than initially forecast. See "Risk Factors -- Our acquisitions and developments may not be profitable." While these merchant projects introduce new risks and uncertainties, and require careful advance analysis of the local power markets, we believe that they are becoming increasingly accepted in the independent power market.

     NON-RECOURSE FINANCING

     As with our existing facilities, we expect to finance most of our future projects with debt as well as equity. Leveraged financing permits the development of projects with a limited equity base but also increases the risk that a reduction in revenues could adversely affect a particular project's ability to meet its debt or lease obligations.

     We have financed our principal power generation facilities, other than Schkopau, primarily with non-recourse debt that is repaid solely from the project's revenues and generally is secured by interests in the physical assets, major project contracts and agreements, cash accounts and, in certain cases, the ownership interest, in that project subsidiary. This type of financing is referred to as "project financing." True project financing is not available for all projects, including some assets purchased out of bankruptcy, some merchant plants, some purchases of minority stock positions in publicly traded companies and plants in certain countries that lack a sufficiently well-developed legal system. Even in those instances, however, we may still be able to finance a smaller portion of the total project cost with project financing, with the remainder financed with debt that is either raised or supported at the corporate rather than the project level.

     Project financing transactions generally are structured so that all revenues of a project are deposited directly with a bank or other financial institution acting as escrow or security deposit agent. These funds then are payable in a specified order of priority set forth in the financing documents to ensure that, to the extent available, they are used first to pay operating expenses, senior debt service and taxes and to fund reserve accounts. Thereafter, subject to satisfying debt service coverage ratios and certain other conditions, available funds may be disbursed for management fees or dividends or, where there are subordinated lenders, to the payment of subordinated debt service.

     In the event of a foreclosure after a default, our project subsidiary or project affiliate owning the facility would only retain an interest in the assets, if any, remaining after all debts and obligations were paid. In addition, the debt of each operating project may reduce the liquidity of our equity interest in that project because the interest is typically subject both to a pledge securing the project's debt and to transfer restrictions set forth in the relevant financing agreements. Also, our ability to transfer or sell our interest in certain projects is restricted by certain purchase options or rights of first refusal in favor of our partners or the project's power and steam purchasers and certain change of control restrictions in the project financing documents.

     These project financing structures are designed to prevent the lenders from looking to us or our other projects for repayment, that is, they are "non-recourse" to us and our other project subsidiaries and project affiliates not involved in the project, unless we or another project subsidiary or project affiliate expressly agree to undertake liability. We have agreed to undertake limited financial support for certain of our project subsidiaries in the form of certain limited obligations and contingent liabilities. These obligations and contingent liabilities take the form of guarantees of certain specified obligations, indemnities, capital infusions and agreements to pay certain debt service deficiencies. To the extent we become liable under such guarantees and other agreements in respect of a particular project, distributions received by us from other projects may be used by us to satisfy these obligations. To the extent of these obligations, creditors of a project financing may have recourse to us. See "Risk Factors -- We have guaranteed certain obligations and liabilities of some subsidiaries."

     EXPOSURE TO CURRENCY FLUCTUATION

     As part of our strategy, we hold assets and liabilities denominated in foreign currencies. We adjust the value of these holdings quarterly to reflect fluctuations in the values of their respective currencies. This can, and has, generated non-cash income and losses.

SUMMARY OF OUR PROJECTS

     Listed below are descriptions of our interests in facilities, operations or projects under construction as of August 31, 1999:

          INDEPENDENT POWER PRODUCTION AND COGENERATION FACILITIES(1)

                                 LATER OF
                                  DATE OF
                                ACQUISITION                                OUR
                                OR DATE OF                    PLANT     PERCENTAGE
                                COMMERCIAL                   CAPACITY   OWNERSHIP         POWER
NAME AND LOCATION OF FACILITY    OPERATION    PRIMARY FUEL   (MW)(2)     INTEREST       PURCHASER
-----------------------------   -----------   ------------   --------   ----------   ----------------
INTERNATIONAL PROJECTS:
Loy Yang Power, Australia(3)       1997       Coal            2,000        25.37     Victorian Pool
Gladstone Power Station,
  Australia                        1994       Coal            1,680        37.50     QTPTC; BSL
Collinsville, Australia            1998       Coal              192        50.00     QTPTC
Energy Developments Limited,
  Australia                        1997       LFG/Methane       271        33.97     Various
Kladno Czech Republic,
  existing project                 1994       Coal               28        44.26     STE/Industrials
Kladno Czech Republic,
  expansion project(4)             1999       Coal/Gas          345        44.50     STE/Industrials
Schkopau Power Station,
  Germany                          1996       Coal              960        20.95     VEAG
MIBRAG mbH(3), (Mumsdorf)
  Germany                          1994       Coal              110        33.33     WESAG
MIBRAG mbH(3), (Deuben)
  Germany                          1994       Coal               86        33.33     WESAG
MIBRAG mbH(3), (Wahlitz)
  Germany                          1994       Coal               37        33.33     WESAG

                                 LATER OF
                                  DATE OF
                                ACQUISITION                                OUR
                                OR DATE OF                    PLANT     PERCENTAGE
                                COMMERCIAL                   CAPACITY   OWNERSHIP         POWER
NAME AND LOCATION OF FACILITY    OPERATION    PRIMARY FUEL   (MW)(2)     INTEREST       PURCHASER
-----------------------------   -----------   ------------   --------   ----------   ----------------
Enfield (London) UK                1999       Gas               396        25.00     U.K. Electricity
                                                                                     Grid
COBEE, Bolivia                     1996       Hydro/Gas         219        48.30     Electropaz/ELF
Latin Power (Mamonal),
  Colombia                         1994       Gas                90         6.45     Proelectrica
Latin Power (Termovalle),
  Colombia                         1998       Gas               199         4.88     EPSA
Latin Power (Termotasajero),
  Colombia                         1998       Coal              150        10.03     Colombian Grid
Latin Power (ELCOSA),
  Honduras                         1994       Oil                80         7.65     Empresa Nacional
                                                                                     de Energia
                                                                                     Electrica
Latin Power (Dr. Bird),
  Jamaica                          1995       Diesel             74         8.86     Jamaica Public
                                                                                     Service Company,
                                                                                     Ltd.
Latin Power (Orzunil),
  Guatemala                        1999       Geothermal         24        12.25     INDE
Latin Power (Aguaytia), Peru       1998       Gas               155         3.28     Central Peruvian
                                                                                     Electricity Grid
Kingston Cogeneration, Canada      1997       Gas               110        25.00     Ontario Hydro
DOMESTIC PROJECTS:
Energy Investors Fund, 1 and
  3                                1997       Various         1,129         1.01     Various
El Segundo Power, California       1998       Gas             1,020        50.00     California ISO
Long Beach Generating,
  California                       1998       Gas               530        50.00     California ISO
Crockett Cogeneration,
  California                       1997       Gas               240        24.88     PG&E
Encina, California                 1999       Gas               965        50.00     Cal. Power
                                                                                     Exchange;
                                                                                     bilateral
                                                                                     contracts
San Diego Combustion
  Turbines, California             1999       Gas               253        50.00     Cal. Power
                                                                                     Exchange;
                                                                                     bilateral
                                                                                     contracts
Curtis-Palmer Hydro, New York      1997       Hydro              58         8.50     NIMO
Arthur Kill, New York              1999       Gas               842       100.00     Con. Ed.; NYPP
Astoria Gas Turbines, New
  York                             1999       Gas               614       100.00     Con. Ed.; NYPP
Huntley, New York                  1999       Coal              760       100.00     NIMO; NYPP
Dunkirk, New York                  1999       Coal              600       100.00     NIMO; NYPP

                                 LATER OF
                                  DATE OF
                                ACQUISITION                                OUR
                                OR DATE OF                    PLANT     PERCENTAGE
                                COMMERCIAL                   CAPACITY   OWNERSHIP         POWER
NAME AND LOCATION OF FACILITY    OPERATION    PRIMARY FUEL   (MW)(2)     INTEREST       PURCHASER
-----------------------------   -----------   ------------   --------   ----------   ----------------
Mt. Poso Cogeneration,
California                         1997       Coal               50        39.10     PG&E
PowerSmith Cogeneration,
  Oklahoma                         1997       Gas               110         8.75     OGE Energy
Turners Falls, Massachusetts       1997       Coal               20         8.90     Unitil Power
Somerset, Massachusetts            1999       Coal/Jet          229(5)    100.00     EUA; NEPOOL
Cogeneration Corporation of
  America:
  Cogen America (Parlin), New
    Jersey                         1996       Gas               122        45.21     Jersey Central
                                                                                     Power & Light
  CogenAmerica (Newark), New
    Jersey                         1996       Gas                54        45.21     Jersey Central
                                                                                     Power & Light
  CogenAmerica (Grays Ferry),
    Pennsylvania                   1998       Gas               150        22.61     PECO Energy
                                                                                     Company
  CogenAmerica
    (Philadelphia),
    Pennsylvania                   1996       Diesel             22        37.52     Philadelphia
                                                                                     Municipal
                                                                                     Authority
  Cogen) Pennsylvania
  CogenAmerica (Morris),
    Illinois                       1998       Gas               117        45.21     Equistar Petro
                                                                                     Chemicals, Inc.
  CogenAmerica (Pryor),
    Oklahoma                       1997       Gas               110        45.21     OGE Energy
San Joaquin Valley (Madera),
  California                       1992       Biomass            23        45.00     NA(6)
San Joaquin Valley
  (Chowchilla II), California      1992       Biomass            10        45.00     NA(6)
San Joaquin Valley (El Nido),
  California                       1992       Biomass            10        45.00     NA(6)
Jackson Valley Energy
  Partners, California             1991       Biomass            16        50.00     PG&E
Artesia, California                1996       Gas                34         2.96     Southern
                                                                                     California
                                                                                     Edison
Cadillac Renewable Energy,
  Michigan                         1997       Wood               39        50.00     Consumers Energy

                                 LATER OF
                                  DATE OF
                                ACQUISITION                                OUR
                                OR DATE OF                    PLANT     PERCENTAGE
                                COMMERCIAL                   CAPACITY   OWNERSHIP         POWER
NAME AND LOCATION OF FACILITY    OPERATION    PRIMARY FUEL   (MW)(2)     INTEREST       PURCHASER
-----------------------------   -----------   ------------   --------   ----------   ----------------
Penobscot Energy Recovery,
  Maine                            1997       RDF                25        28.71     Bangor
                                                                                     Hydroelectric
                                                                                     Company
Maine Energy Recovery, Maine       1997       RDF                22        16.25     Central Maine
                                                                                     Power

-------------------------
(1) Does not include the small hydroelectric and landfill gas-fired power generation facilities owned by NEO with an aggregate capacity of 136 MW, of which NEO has net ownership of 71 MW. In addition, NEO has landfill gas projects under construction with an aggregate capacity of 6 MW, of which NEO has net ownership of 3 MW.

(2) Capacity shown is without deduction for internally consumed power.

(3) Each of Loy Yang and MIBRAG also owns coal mines which sell coal both to its respective power plant and to third parties.

(4) Includes 74 MW gas-fired facility placed in service in March 1999 and 271 MW coal-fired facility to be operational in late 1999.

(5) Includes 69 MW on deactivated reserve.

(6) Operations suspended following buy-out of power purchase contracts and pending negotiation of new power purchase agreements or sale of such facilities. PG&E has agreed to a buy-out of related power purchase agreements, but retains a right of first refusal with respect to output of facilities.

                     PENDING GENERATION ASSET ACQUISITIONS

                                                                         OUR
                            EXPECTED                        PLANT     PERCENTAGE
NAME AND LOCATION OF       ACQUISITION         PRIMARY     CAPACITY   OWNERSHIP             POWER
      FACILITY                DATE              FUEL       (MW)(1)     INTEREST           PURCHASER
---------------------  -------------------   -----------   --------   ----------   -----------------------
Oswego, New York               (1)               Oil/Gas     1,700      100.00     NIMO; NYPP
CL&P Acquisitions
 Middletown,
   Connecticut         Fourth Quarter 1999   Oil/Gas/Jet     856.2      100.00     NEPOOL
 Montville,
   Connecticut.......  Fourth Quarter 1999    Oil/Diesel     497.6      100.00     NEPOOL
 Norwalk, Connecticut  Fourth Quarter 1999           Oil     353.0      100.00     NEPOOL
 Devon, Connecticut    Fourth Quarter 1999       Gas/Jet     400.5      100.00     NEPOOL
 Branford,
   Connecticut         Fourth Quarter 1999      Jet Fuel      18.8      100.00     NEPOOL
 Franklin Drive,
   Connecticut         Fourth Quarter 1999      Jet Fuel      18.3      100.00     NEPOOL
 Torrington,
   Connecticut         Fourth Quarter 1999      Jet Fuel      21.8      100.00     NEPOOL
 Cos Cob, Connecticut  Fourth Quarter 1999      Jet Fuel      68.5      100.00     NEPOOL
Cajun (Baton Rouge),
  Louisiana             First Quarter 2000          Coal     1,708      100.00     Louisiana Cooperatives;
                                                                                   Merchant

-------------------------
(1) We completed the acquisition of the Oswego, New York facility in October
    1999.

             THERMAL ENERGY PRODUCTION AND TRANSMISSION FACILITIES
                        AND RESOURCE RECOVERY FACILITIES

                                                                  OUR PERCENTAGE      THERMAL ENERGY
  NAME AND LOCATION        DATE OF                                  OWNERSHIP          PURCHASER/MSW
     OF FACILITY         ACQUISITION         CAPACITY(2)             INTEREST            SUPPLIER
---------------------    -----------    ----------------------    --------------    -------------------
THERMAL ENERGY PRODUCTION AND TRANSMISSION FACILITIES
Minneapolis Energy                      Steam: 1,323 mmBtu/hr.        100.00        Approximately 92
  Center                                (388 MWt)                                   steam customers and
  (MEC), Minnesota       1993           Chilled water: 37,150                       39 chilled water
                                        tons                                        customers
Pittsburgh Thermal                      Steam: 240 mmBtu/hr.          100.00        Approximately 29
  LLC, Pennsylvania      1995           (70 Mwt)                                    steam customers and
                                        Chilled water-10,180                        27 chilled water
                                        tons                                        customers
San Francisco Thermal                   Steam: 490 mmBtu/hr.          100.00        Approximately 185
  LLC, California        1995           (144 Mwt)                                   customers
San Diego Power &                       Chilled Water:                100.00        Approximately 19
  Cooling, California    1997           8,000 tons                                  customers
Rock-Tenn, Minnesota     1992           Steam:                        100.00        Rock-Tenn Company
                                        430 mmBtu/hr.
                                        (126 MWt)
Washco, Minnesota        1992           160 mmBtu/hr.                 100.00        Andersen
                                        (47 MWt)                                    Corporation
                                                                                    Minnesota
                                                                                    Correctional
                                                                                    Facility
Grand Forks Air Force                   105 mmBtu/hr.                 100.00        Grand Forks Air
  Base, North Dakota     1992           (31 MWt)                                    Force Base
Energy Center Kladno,                   512 mmBtu/hr.                  44.26        City of Kladno
  Czech Republic (3)     1994           (150 MWt)

                                                                  OUR PERCENTAGE      THERMAL ENERGY
  NAME AND LOCATION        DATE OF                                  OWNERSHIP          PURCHASER/MSW
     OF FACILITY         ACQUISITION         CAPACITY(2)             INTEREST            SUPPLIER
---------------------    -----------    ----------------------    --------------    -------------------
Camas Power Boiler,                     200mmBtu/hr.                  100.00        Fort James Corp.
Washington               1997           (59 MWt)
Resource Recovery                       MSW: 1,500 tons/day           100.00        Ramsey and
  Facilities Newport,                                                               Washington Counties
  Minnesota              1993
Elk River, Minnesota     (4)            MSW: 1,500 tons/day             0.00        Anoka, Hennepin,
                                                                                    and Sherburne
                                                                                    Counties;
                                                                                    Tri-County Solid
                                                                                    Waste Management
                                                                                    Commission
Penobscot Energy                        MSW: 800 tons/day              28.71        Bangor
  Recovery, Maine        1997                                                       Hydroelectric
                                                                                    Company
Maine Energy                            MSW: 680 tons/day              16.25        Central Maine Power
  Recovery, Maine        1997

-------------------------
(1) Capacity shown is without deduction for internally consumed power.

(2) Thermal production and transmission capacity is based on 1,000 Btus per pound of steam production or transmission capacity. The unit mmBtu is equal to one million Btus.

(3) Kladno also is included in the Independent Power Production and Cogeneration Facilities table on the preceding page.

(4) We operate the Elk River resource recovery facility on behalf of NSP.

                                USE OF PROCEEDS

     The net proceeds from the sale of the ROARS is estimated to be approximately $ million. The principal use of the net proceeds will be to finance our equity investment in connection with pending acquisitions. The remainder of the net proceeds will be used for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness and our subsidiaries' indebtedness, financing of capital expenditures and potential acquisitions. Funds not immediately required for such purposes may be invested in short-term investment grade securities. Equity investments in pending acquisitions which may be financed out of the proceeds of the ROARS include the acquisition by our indirect subsidiaries, through separate transactions, of certain generating assets from Connecticut Light & Power Company and Cajun Electric Power Cooperative, Inc.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial data set forth below as of December 31, 1994, 1995, 1996, 1997 and 1998 and for the years then ended, have been derived from our audited consolidated financial statements. The selected consolidated financial data set forth below as of June 30, 1998 and 1999 and for the six months and twelve months then ended have been derived from our unaudited financial statements. Certain financial information for the year ended December 31, 1994 has been reclassified to conform to the financial presentation for the year ended December 31, 1998. The selected capacity data set forth below under the caption "Other Data" has been supplied by us.

CONSOLIDATED STATEMENTS OF INCOME DATA:

                                                                                                SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                      JUNE 30,
                                          --------------------------------------------------   -------------------
                                           1994      1995       1996       1997       1998       1998       1999
                                          -------   -------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
OPERATING REVENUES
  Revenues from wholly-owned
    operations.........................   $63,970   $64,180   $ 71,649   $ 92,052   $100,424   $ 49,782   $ 97,881
  Equity in earnings of unconsolidated
    affiliates.........................    32,155    28,639     34,315     26,200     81,706     29,183     15,292
                                          -------   -------   --------   --------   --------   --------   --------
      Total operating revenues.........    96,125    92,819    105,964    118,252    182,130     78,965    113,173
OPERATING COSTS AND EXPENSES
  Cost of wholly-owned operations......    34,861    32,535     36,562     46,717     52,413     26,305     69,064
  Depreciation and amortization........     8,675     8,283      8,378     10,310     16,320      8,049     11,025
  General, administrative, and
    development........................    19,993    34,647     39,248     43,116     56,385     24,380     32,273
                                          -------   -------   --------   --------   --------   --------   --------
      Total operating costs and
         expenses......................    63,529    75,465     84,188    100,143    125,118     58,734    112,362
                                          -------   -------   --------   --------   --------   --------   --------
OPERATING INCOME.......................    32,596    17,354     21,776     18,109     57,012     20,231        811
OTHER INCOME (EXPENSE)
  Minority interest....................        --        --         --       (131)    (2,251)    (1,160)    (1,155)
  Equity in gain from project
    termination settlements(1).........     9,685    29,850         --         --         --         --         --
  Other income, net(2).................    (3,589)     (104)     7,977     11,502     11,630      1,899      3,308
  Interest expense.....................    (6,682)   (7,089)   (15,430)   (30,989)   (50,313)   (24,251)   (26,847)
                                          -------   -------   --------   --------   --------   --------   --------
      Total other income (expense).....      (586)   22,657     (7,453)   (19,618)   (40,934)   (23,512)   (24,694)
                                          -------   -------   --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAXES......    32,010    40,011     14,323     (1,509)    16,078     (3,281)   (23,883)
INCOME TAX BENEFIT (EXPENSE)(3)........    (2,472)   (8,810)     5,655     23,491     25,654     16,339     25,284
                                          -------   -------   --------   --------   --------   --------   --------
NET INCOME.............................   $29,538   $31,201   $ 19,978   $ 21,982   $ 41,732   $ 13,058   $  1,401
                                          =======   =======   ========   ========   ========   ========   ========

-------------------------
(1) In 1994, we and our partner in the Michigan Cogeneration Partners Limited Partnership agreed to terminate a power sales contract with Consumers Power Company. The contract related to a 65 MW cogeneration facility being developed in Michigan. Due to the agreement to terminate the contract, we recorded a one-time pre-tax gain of $9.7 million in 1994. Equity in gain from project termination settlements in 1995 included a one-time pre-tax gain of $29.9 million related to the settlement and termination of the San Joaquin Valley power purchase agreements with PG&E.

(2) Includes pretax charges of $5.0 million, $5.0 million, $1.5 million, $9.0 million and $26.7 million in the years 1994, 1995, 1996, 1997 and 1998, respectively, to write-down the carrying value of certain energy projects. These amounts also include the gain on sale of interest in projects of $8.7 million in 1997 and $30.0 million in 1998.

(3) We are included in the consolidated federal income tax and state franchise tax returns of NSP. We calculate our tax position on a separate company basis under a tax sharing agreement with NSP and receive payment from NSP for tax benefits and we pay NSP for tax liabilities.

CONSOLIDATED BALANCE SHEET DATA:

                                           AS OF DECEMBER 31,                          AS OF JUNE 30,
                        --------------------------------------------------------   -----------------------
                          1994       1995       1996        1997         1998         1998         1999
                        --------   --------   --------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS)
Net property, plant
and equipment........   $107,634   $111,919   $129,649   $  185,891   $  204,729   $  193,950   $1,127,203
Net equity
  investments in
  projects...........    164,863    221,129    365,749      694,655      800,924      781,496      811,491
Total assets.........    376,570    454,589    680,809    1,168,102    1,293,426    1,211,123    2,401,762
Long-term debt,
  including current
  maturities.........     93,339     90,034    212,141      620,855      626,476      690,555    1,570,893
Stockholder's
  equity.............    234,722    319,764    421,914      450,698      579,332      447,297      698,526

OTHER DATA:

                                                                                              AS OF AND FOR
                                                                                                THE TWELVE
                                                       AS OF AND FOR THE                       MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                      JUNE 30,
                                         ----------------------------------------------      ----------------
                                         1994    1995       1996       1997       1998       1998       1999
                                         -----   -----      -----      -----      -----      -----      -----
Our net power generating capacity
(MW)...................................    992     999      1,326      2,637      3,300      3,456      6,946
Our net thermal energy generating
  capacity:
  mmBtus per hour......................  1,961   2,318      2,654      2,693      2,905      2,695      3,315
  MWt..................................    575     679        778        789        851        790        971
Consolidated interest expense coverage
  ratio(1).............................  7.09x   7.81x      2.47x      1.28x      1.64x      1.06x(2)   1.28x(2)
Consolidated funds from operations to
  recourse interest expense coverage
  ratio(3).............................     (4)     (5)     1.75x      2.38x      1.77x      1.86x(6)   2.07x(6)
Recourse debt to recourse capital
  ratio(7).............................     (8)    5.4%      24.3%      52.6%      46.6%      55.1%      56.1%

-------------------------
(1) This coverage ratio equals EBITDA (the sum of income (loss) before taxes, interest expense (net of capitalized interest) and depreciation and amortization expense) divided by interest expense.

(2) The twelve months shown from July 1 to June 30 is indicative of ongoing operations without seasonality. For the six months ended June 30, 1998, the interest expense coverage ratio was 1.20x, and for the six months ended June 30, 1999, the interest expense coverage ratio was 0.52x.

(3) This coverage ratio equals the sum of funds from operations plus recourse interest expense divided by recourse interest expense. Funds from operations is calculated by subtracting working capital changes from cash provided
    (used) from operations.

(4) Not meaningful because there was no recourse interest expense in 1994.

(5) Due primarily to undistributed equity from unconsolidated affiliates, funds from operations did not cover recourse interest by $13.3 million.

(6) The twelve months shown from July 1 to June 30 is indicative of ongoing operations without seasonality. For the six months ended June 30, 1998, the funds from operations to recourse interest expense coverage ratio was 0.98x (funds from operations did not cover recourse interest by $0.3 million), and for the six months ended June 30, 1999, the funds from operations to recourse interest expense coverage ratio was 1.94x.

(7) This coverage ratio equals the debt owed or guaranteed by us divided by our capitalization less non-recourse debt.

(8) Not meaningful because we did not have any recourse debt in 1994.

                        EARNINGS TO FIXED CHARGES RATIO

     The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

                                                                                  SIX MONTHS
                                                                                     ENDED
                                             YEAR ENDED DECEMBER 31,               JUNE 30,
                                     ----------------------------------------    -------------
                                     1994     1995     1996     1997     1998    1998    1999
                                     -----    -----    -----    -----    ----    ----    -----
Ratio of earnings to fixed
charges(1).......................    2.98x    1.56x    1.75x    1.16x     (2)     (3)    1.08x(4)

-------------------------
(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes less undistributed equity in our share of operating earnings of unconsolidated affiliates less equity in gain from project termination settlements plus cash distributions from project termination settlements plus fixed charges. "Fixed charges" means interest expense plus interest capitalized plus amortization of debt issuance costs plus one-third of our annual rental expense which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.

(2) Due primarily to interest expense and undistributed equity in our share of operating earnings of unconsolidated affiliates (totaling $23.4 million), earnings did not cover fixed charges by $7.3 million.

(3) Due primarily to interest expense and undistributed equity in our share of operating earnings of unconsolidated affiliates (totaling $16.2 million), earnings did not cover fixed charges by $19.5 million.

(4) Includes distributed equity in our share of operating earnings of unconsolidated affiliates (totaling $26.1 million).

                            DESCRIPTION OF THE ROARS

     The following description of the particular terms of the ROARS (referred to in the accompanying prospectus as "debt securities") supplements and, to the extent it is inconsistent with the description in the prospectus, replaces the description of the general terms and provisions of the debt securities in the
prospectus. We will issue the ROARS under an indenture dated November   , 1999
between us and Norwest Bank Minnesota, National Association, as trustee. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture.

GENERAL

     The ROARS will be limited to $200,000,000 aggregate principal amount and
will mature on November   , 2013, but we may repurchase the ROARS before that
date as described in "Mandatory Redemption" below. We may also redeem all of the ROARS, on any Remarketing Date, as described in "Optional Redemption" below. The ROARS may also be purchased by the Remarketing Dealer as described in "Mandatory Tender" below.

     The ROARS rank equally in right of payment with all of our existing and future unsecured senior debt. The ROARS rank senior to all of our existing and future subordinated indebtedness.

     The ROARS are unsecured and not entitled to any sinking fund.

     The ROARS will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple thereof as described under "Book-Entry, Delivery and Form." We will issue global securities in denominations equal to the total principal amount of the outstanding ROARS.

     If any interest, principal or other payment date of the ROARS (including any payment in connection with the mandatory tender or any mandatory redemption as described below) does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day. It will have the same effect as if made on the actual payment date, and no interest will accrue for the period from and after such Interest Payment Date, Maturity Date or other payment date.

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City or Minneapolis, Minnesota are authorized or obligated by law or executive order to close. "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

     We have agreed with the Remarketing Dealer that we will not cause or permit the terms or provisions of the ROARS (or the indenture, as it relates to the ROARS) to be modified in any way, and may not make open market or other purchases of the ROARS except under the mandatory redemption or in other limited circumstances, without the prior written consent of the Remarketing Dealer.

INTEREST AND INTEREST PAYMENT DATES

     The ROARS will bear interest at   % per year, from November   , 1999 to but
excluding November   , 2003 which is the first Remarketing Date. We will pay
interest semi-annually on May   and November   beginning on May   , 2000.

     "Remarketing Date(s)" means November   , 2003, and February   , 2004, May
  , 2004, and August   , 2004 if the Company has elected to exercise its
Floating Period Option.

     We will pay interest on the ROARS, accruing from the Fixed Rate Remarketing Date, semi-annually on each day that is a six-month anniversary of such date. Interest on the ROARS from the Fixed Rate Remarketing Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Interest on the ROARS accruing during the Floating Rate Reset Period will be payable on the next following Reference Rate Reset Date. Interest on the ROARS during the Floating Rate Period will be computed on the basis of the actual number of days in such Floating Rate Period over a 360-day year.

     Interest payable on any Interest Payment Date will be payable to the persons in whose names the ROARS are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date.

     "Fixed Rate Remarketing Date" means the first Remarketing Date, assuming the Remarketing Dealer has elected to purchase the ROARS and we have not elected to exercise our Floating Period Option, or one of the subsequent Remarketing Dates in the event that we have elected to terminate the Floating Rate Period.

     Interest payments will be in the amount of interest accrued from and
including the next preceding Interest Payment Date (or from and including   if
no interest has been paid or duly provided with respect to the ROARS) to but excluding the relevant Interest Payment Date, Remarketing Date or Stated Maturity Date, as the case may be.

INTEREST RATE TO MATURITY

     Subject to the Remarketing Dealer's election to remarket the ROARS, by 3:30 p.m., New York City time, on the third Business Day immediately preceding any Remarketing Date (a "Floating Rate Spread Determination Date" or the "Fixed Rate Determination Date" depending on the following election), the Remarketing Dealer will determine either the Floating Rate Spread in the case that we have elected the Floating Period Option or the Interest Rate to Maturity to the nearest one hundredth (0.01) of one percent per annum, unless we have chosen to redeem, or are required to redeem, the ROARS. Each Floating Period Interest Rate will equal the sum of a Reference Rate and a Floating Rate Spread. The Interest Rate to
Maturity shall be equal to the sum of   % (the "Base Rate") and the Applicable
Spread, which will be based on the Dollar Price of the ROARS.

     For this purpose, the following terms have the following meanings:

     "Applicable Spread" shall be the lowest Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the ROARS, obtained by the Remarketing Dealer at 3:30 p.m., New York City time, on the Fixed Rate Determination Date, from the Bids quoted to the Remarketing Dealer by five Reference Corporate Dealers.

     A "Bid" will be an irrevocable offer to purchase the total aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

          (1) an issue date that is the Fixed Rate Remarketing Date applicable to such ROARS, with settlement on such date without accrued interest,

          (2) a maturity date that is the 10th anniversary of the Fixed Rate Remarketing Date, and

          (3) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer.

     If fewer than five Reference Corporate Dealers submit Bids, then the Applicable Spread shall be the lowest such Bid obtained. The Interest Rate to Maturity for the ROARS announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the beneficial owners, the Company and the Trustee.

     "Comparable Treasury Issues" for the ROARS means the U.S. Treasury security or securities selected by the Remarketing Dealer, as of the first Remarketing Date, as having an actual or interpolated maturity or maturities comparable to the remaining term of the ROARS being purchased by the Remarketing Dealer.

     "Comparable Treasury Price" means, with respect to the first Remarketing
Date:

          (1) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500"), or

          (2) if such page (or any successor page) is not displayed or does not contain such offer prices on the first Determination Date, the average of the Reference Treasury Dealer Quotations for the first Remarketing Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace "Telerate Page 500" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Fixed Rate Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the first Determination Date.

     "Dollar Price" means, with respect to the ROARS, the present value, as of the first Remarketing Date, of the Remaining Scheduled Payments for such ROARS, discounted to the first Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate.

     "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date.

     "Interest Rate to Maturity" means the sum of the Base Rate and the Applicable Spread.

     "Reference Corporate Dealer" means a leading dealer of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date. One of the Reference Corporate Dealers we select will be Banc of America Securities LLC, if it is then the Remarketing Dealer.

     "Reference Treasury Dealer" means five dealers to be selected by us, and their respective successors; provided that if any of the foregoing or their affiliates ceases to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we will substitute theretofor another Primary Treasury Dealer. One of the Reference Treasury Dealers we select will be Banc of America Securities LLC, if it is then the Remarketing Dealer.

     "Remaining Scheduled Payments" means, with respect to the ROARS, the remaining scheduled payments of the principal and thereon, calculated at the Base Rate applicable to such ROARS, that would be due after the first Remarketing Date to and including the Stated Maturity Date; provided that if such Remarketing Date is not an Interest Payment Date, the amount of the next succeeding scheduled interest payment, calculated at the Base Rate will be reduced by the amount of interest accrued, calculated at the Base Rate only, to the first Remarketing Date.

     "Treasury Rate" for the ROARS means, with respect to the first Remarketing Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of their principal amounts) equal to the Comparable Treasury Price for such Remarketing Date.

FLOATING RATE PERIOD

     Subject to the Remarketing Dealer's election to purchase the ROARS, but prior to the fourth business day prior to the first Remarketing Date (the Floating Period Notification Date), we may elect to exercise our Floating Period Option. Under these circumstances, the ROARS will be remarketed at a floating rate for a period of one year, or until such a date (the Floating Period Termination Date) which is the Remarketing Date following the date on which we elect to terminate such Floating Rate Period (the Floating Rate Period Termination Notification Date), whichever is sooner.

     The amount of the interest for each day that the ROARS are outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for such day by 360 and multiplying the result by the Dollar Price. The amount of interest to be paid for any Floating Rate Reset Period will be calculated by adding the daily interest amounts for each day in the Floating Rate Reset Period.

     For this purpose, the following terms have the following meanings:

     "Floating Period Interest Rate" means the sum of the Reference Rate and the Floating Rate Spread.

     "Floating Rate Spread Determination Date" means the third Business Day prior to each Floating Rate Remarketing Date.

     "Floating Rate Remarketing Date(s)" means the following date(s) within the Floating Rate Period, which we will select from the following alternatives, assuming we have selected the Floating Period Option:

          (1) each of the four successive quarterly dates: November     , 2003;
     February     , 2004; May     , 2004; and August     , 2004 or

          (2) each of the two successive semi-annual dates: November     , 2003
     and May     , 2004 or

          (3) November     , 2003.

     "Floating Period Option" means our right, on any date subsequent to the Remarketing Dealer's election to purchase the ROARS, but prior to the fourth Business Day, prior to the first Remarketing Date, to require the Remarketing Dealer to remarket the ROARS at the Floating Period Interest Rate.

     "Floating Rate Period" means the period from (and including) the first Floating Rate Remarketing Date to (but excluding) the Fixed Rate Remarketing Date.

     "Floating Rate Spread" shall be the lowest Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for the ROARS obtained by the Remarketing Dealer at 3:30 p.m., New York City time, on the third Business Day prior to each Floating Rate Remarketing Date, from the Bids quoted to the Remarketing Dealer by five Reference Money Market Dealers.

     A Bid will be an irrevocable offer to purchase the total aggregate outstanding principal amount of the ROARS at the Dollar Price, but assuming:

          (1) an issue date that is the following Floating Rate Remarketing Date with settlement on the same date without accrued interest,

          (2) a maturity date equal to the immediately following Floating Rate Remarketing Date, or the Floating Period Termination Date, as the case may be,

          (3) a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread,

          (4) that the ROARS are callable by the Remarketing Dealer, at the Dollar Price, on any Floating Rate Remarketing Date after the first Remarketing Date and

          (5) that we will purchase the ROARS at the Dollar Price on the Business Day that is immediately following the Floating Rate Reset Period, or on the Floating Period Termination Date, as the case may be, if not previously called by the Remarketing Dealer.

     If fewer than five Reference Money Market Dealers submit Bids as described above, then the Floating Rate Spread will be the lowest such Bid obtained as described above.

     The Floating Period Interest Rate announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the beneficial owners, the Company and the Trustee.

     "Floating Rate Reset Period" means the period from (and including) the first Reference Rate Reset Date, to (but excluding) the next following Reference Rate Reset Date, and thereafter the period from (and including) a Reference Rate Reset Date to (but excluding) the next following Reference Rate Reset Date; provided that the final Floating Rate Reset Period will run to (but exclude) the Floating Period Termination Date.

     "Reference Money Market Dealer" means a leading dealer of publicly traded debt securities, including our debt securities, which we shall select, who are also leading dealers in money market instruments. We will advise the Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to each Floating Rate Remarketing Date. One of the Reference Money Market Dealers we select will be Banc of America Securities LLC, if it is then the Remarketing Dealer.

     "Reference Rate" means:

          (1) The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. Dollars for a period of three months which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date.

          (2) If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market, to provide it with its offered quotation for deposits in U.S. Dollars for the period of three months, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Remarketing Dealer for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described by this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

     "Reference Rate Reset Date" means November   , 2003; February   , 2004; May
  , 2004; and August   , 2004.

     "Reference Rate Determination Date" will be the second day preceding each Reference Rate Reset Date. In the event the Reference Rate Determination Date falls on a non-Business Day in London, the interest rate will reset on the following Business Day unless such Business Day would move the Reference Rate Determination Date into the next calendar month, in which case it will be the immediately preceding Business Day.

MANDATORY TENDER

     On a Business Day not earlier than 15 Business Days prior to the first Remarketing Date, and not later than 4:00 p.m., New York City time, on the 10th Business Day prior to the first Remarketing Date, the Remarketing Dealer will notify the Company and the Trustee as to whether it elects to purchase the ROARS on such Remarketing Date (this Remarketing Date may also be referred to as the Notification Date).

     If the Remarketing Dealer so elects, such ROARS will be subject to mandatory tender to the Remarketing Dealer for purchase and remarketing on such Remarketing Date, in accordance with the terms and subject to the conditions described in this prospectus supplement.

     The ROARS will be remarketed at a fixed rate of interest, unless, on any date subsequent to the Remarketing Dealer's election to purchase the ROARS, but prior to the fourth business day, prior to the first Remarketing Date (the Floating Period Notification Date), we have elected to exercise our Floating Period Option. Under these circumstances, the

ROARS will be remarketed at a floating rate for a period of one year, or on such a date (the Floating Period Termination Date) which is the Remarketing Date following the date on which we elect to terminate such Floating Rate Period (the Floating Rate Period Termination Notification Date), whichever is sooner, at which time the ROARS will be remarketed at a fixed rate of interest unless we have chosen to redeem, or are required to redeem, the ROARS.

     The purchase price of such tendered ROARS will be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date, and the Dollar Price on any subsequent Remarketing Date.

     Subject to the Remarketing Dealer's election to remarket the ROARS, on the first Remarketing Date the Remarketing Dealer will sell the total aggregate principal amount of the ROARS at the Dollar Price to the Reference Money Market Dealer, or to the Reference Corporate Dealer, whichever is applicable, providing the lowest Bid. If the lowest Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer may sell such ROARS to one or more of such Reference Dealers, as it will determine in its sole discretion.

     If the Remarketing Dealer elects to remarket the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS on the first Remarketing Date is subject to certain conditions set forth in the Remarketing Agreement.

     If for any reason the Remarketing Dealer does not purchase all of the ROARS on the first Remarketing Date, we will be required to redeem the ROARS at a price equal to 100% of the aggregate principal amount of the ROARS, plus all accrued and unpaid interest, if any, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price plus accrued and unpaid interest, if any, on any such subsequent Remarketing Date.

NOTIFICATION OF INTEREST RATE TO MATURITY

     Subject to the Remarketing Dealer's election to remarket the ROARS, and to our election not to exercise our Floating Period Option, the Remarketing Dealer shall notify us, the Trustee and DTC by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Fixed Rate Determination Date of the Interest Rate to Maturity effective from and including the Fixed Rate Remarketing Date.

MANDATORY REDEMPTION

     We will be required to redeem the ROARS in whole on the applicable Remarketing Date at a price equal to 100% of the aggregate principal amount of the ROARS, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price on any subsequent Remarketing Date, plus all accrued and unpaid interest, if any, to the applicable Remarketing Date in the event that:

          (1) the Remarketing Dealer for any reason does not elect, by notice to us and the Trustee not later than such Notification Date, to purchase the ROARS for remarketing on such Remarketing Date,

          (2) prior to any Remarketing Date, the Remarketing Dealer resigns and no successor has been appointed on or before such Determination Date,

          (3) at any time after the Remarketing Dealer elects on the Notification Date to remarket the ROARS, the Remarketing Dealer elects to terminate the Remarketing Agreement in accordance with its terms,

          (4) the Remarketing Dealer for any reason does not notify us of the Floating Period Interest Rate or of the Interest Rate to Maturity by 4:00 p.m. New York City time, on the applicable Determination Date,

          (5) the Remarketing Dealer for any reason does not deliver the purchase price of the ROARS to the Trustee on the Business Day immediately preceding such Remarketing Date, or does not purchase all tendered ROARS on such Remarketing Date, or

          (6) we for any reason fail to redeem the ROARS from the Remarketing Dealer following our election to effect such redemption.

OPTIONAL REDEMPTION

     If the Remarketing Dealer elects to remarket the ROARS, we will notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding the first Determination Date, if we irrevocably elect to exercise our right to redeem the ROARS, in whole, on the first Remarketing Date.

     If we so elect to redeem the ROARS, we will redeem the ROARS in whole on the first Remarketing Date or any subsequent Remarketing Date at the Dollar Price, plus all accrued and unpaid interest, if any, to such Remarketing Date. We may elect to redeem the ROARS, in whole, on any subsequent Remarketing Date at the Dollar Price plus accrued and unpaid interest, if any. In any case, we will make payment to each Beneficial Owner of the ROARS, by book-entry through DTC. Other than as set forth above, we will have no option to redeem the ROARS.

SETTLEMENT

     In the event that the ROARS are remarketed, the Remarketing Dealer will pay to the Trustee, not later than 12:00 noon, New York City time, on the Business Day immediately preceding the first Remarketing Date, an amount equal to 100% of the aggregate principal amount of the ROARS or on the Business Day immediately preceding any subsequent Remarketing Date, an amount equal to the Dollar Price.

     On any such Remarketing Date, the Remarketing Dealer will cause the Trustee to make payment to the DTC participant of each tendering Beneficial Owner of ROARS, subject to remarketing, by book-entry through DTC by the close of business on such Remarketing Date, against delivery through DTC of such Beneficial Owner's tendered ROARS, of the purchase price for such tendered ROARS that have been purchased for remarketing by the Remarketing Dealer.

     The purchase price of such tendered ROARS shall be equal to 100% of the aggregate principal amount thereof, on the first Remarketing Date and at the Dollar Price on any subsequent Remarketing Date. We will make, or cause the Trustee to make, payment of interest to each Beneficial Owner of ROARS, due on a Remarketing Date by book-entry through DTC, by the close of business on such Remarketing Date.

     The transactions described above will be executed on each Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective Participants will be debited and credited, and the ROARS delivered by book-entry as necessary to effect the purchases and sales thereof.

     Settlement for the ROARS will be made by the underwriters in immediately available funds. All payments of principal, Liquidated Damages and interest in respect of the ROARS in book-entry form will be made in immediately available funds. The ROARS will trade in DTC's Same-Day Funds Settlement System until the Maturity Date or Remarketing Date, as the case may be, or until the ROARS are issued in definitive form, and secondary market trading activity in the ROARS will be required by DTC to settle in immediately available funds.

     The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered ROARS, or for payment by the purchasers of ROARS, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the ROARS at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of ROARS in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

     As long as DTC or its nominee holds a certificate representing the ROARS in the book-entry system of DTC, no certificates for such ROARS will be delivered by any selling Beneficial Owner to reflect any transfer of such ROARS effected in a remarketing. In addition, under the terms of the ROARS and the Remarketing Agreement, we have agreed that (1) we will use our best efforts to maintain the ROARS in book-entry form with DTC or any successor thereto, and to appoint a successor depository to the extent necessary to maintain the ROARS in book-entry form and (2) we will waive any discretionary right we otherwise have under the Indenture to cause the ROARS to be issued in certificated form.

REMARKETING DEALER

     On or prior to the date of original issuance of the ROARS, we will enter into a Remarketing Agreement with the Remarketing Dealer. The Remarketing Dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate price paid to us by the underwriters for the purchase of the ROARS will include an amount paid by the Remarketing Dealer for its right to remarket the ROARS.

     We will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under the Remarketing Agreement.

     If the Remarketing Dealer elects to remarket the ROARS, the obligation of the Remarketing Dealer to purchase the ROARS will be subject to several conditions set forth in the Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to remarket the ROARS, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or terminate its obligation to purchase the ROARS, or, until 2:00 p.m., New York City time, on the Business Day immediately preceding the applicable Remarketing Date, to redetermine the applicable Interest Rate.

     No Beneficial Owner of the ROARS will have any rights or claims under the Remarketing Agreement or against us or the Remarketing Dealer, as a result of the Remarketing Dealer not purchasing the ROARS.

     The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. The Remarketing Dealer may exercise any vote or join in any action that any Beneficial Owner of ROARS may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the Remarketing Agreement.

     As long as the Remarketing Agreement is in effect, we will not acquire any of the ROARS prior to any remarketing by the Remarketing Dealer, other than in connection with the fulfillment of its obligation to redeem the ROARS, or the exercise of its right to redeem the ROARS, on a Remarketing Date. After all Remarketing Dates or termination of the Remarketing Agreement prior thereto, we may at any time purchase any ROARS at any price in the open market or otherwise. The ROARS so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

RECENT ACCOUNTING DEVELOPMENTS

     For purposes of financial accounting and reporting for publicly held companies, the Securities and Exchange Commission may require prospective investors to separately account for the option, embedded in the ROARS, which allows the Remarketing Dealer to purchase the ROARS at 100% of the principal
amount thereof, for remarketing, on November   , 2003. Persons considering the
purchase of the ROARS, who are required to file financial reports with the Securities and Exchange Commission pursuant to the Exchange Act, should consult their own accounting advisers concerning potential reporting requirements.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of ROARS set forth opposite the name of such underwriter:

                                                        PRINCIPAL
                                                          AMOUNT
                       NAME                              OF ROARS
                       ----                            ------------
Banc of America Securities LLC.....................    $
CIBC World Markets Corp............................
Credit Suisse First Boston Corporation.............
Goldman, Sachs & Co................................
                                                       ------------
          Total....................................    $200,000,000
                                                       ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the ROARS included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the ROARS if they purchase any of the ROARS.

     The underwriters, for whom Banc of America Securities LLC, CIBC World Markets Corp., Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are acting as representatives, propose to offer some of the ROARS directly to the public at the public offering price set forth on the cover page of this supplement and some of the ROARS to certain dealers at the public offering price
less a concession not in excess of     % of the principal amount of the ROARS.
The underwriters may allow, and such dealers may reallow, a discount not in
excess of     % of the principal amount of the ROARS on sales to certain other dealers. After the initial offering of the ROARS to the public, the public offering price and such concessions may be changed by the representatives.

     We have agreed that, without the prior written consent of Banc of America Securities LLC, we will not offer, sell or otherwise dispose of any debt securities issued or guaranteed by us (other than the ROARS), or publicly announce an intention to effect any such transaction, within 30 days after the closing of this offering.

     In connection with the offering, Banc of America Securities LLC, on behalf of the underwriters, may purchase and sell ROARS in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of ROARS in excess of the principal amount of the ROARS to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involves purchases of the ROARS in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of ROARS made for the purpose of preventing or retarding a decline in the market price of the ROARS while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC, in covering syndicate short positions or making stabilizing purchases, repurchases ROARS originally sold by that syndicate member.

     Any of these activities may cause the price of the ROARS to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our total expenses of this offering will be $    .

     The representatives have performed certain investment banking and advisory services on our behalf from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services on our behalf in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     The ROARS are a new issue of securities with no established trading market. We do not intend to apply for listing of the ROARS on any securities exchange or for quotation through any inter-dealer quotation system. We have been advised by the underwriters that they intend to make a market in the ROARS as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the ROARS and any market making may be discontinued at any time without notice. No assurances can be given as to the liquidity of, or trading market for, the ROARS.

     The Remarketing Dealer will pay us   % of the aggregate principal amount of
the ROARS as consideration for the right to purchase the ROARS at 100% of their aggregate principal amount on the first Remarketing Date.

     If the Remarketing Dealer purchases the ROARS on the first Remarketing Date and subsequently offers the ROARS for resale, the resale of the ROARS may have to be registered with the Securities and Exchange Commission under the Securities Act. If the resale of the ROARS has to be registered, we have agreed to pay the expenses incident to such a registration.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP of Denver, Colorado has rendered an opinion which was filed as an exhibit to the registration statement with respect to the legality of the ROARS. Legal matters with respect to the ROARS will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Each of Gibson, Dunn & Crutcher LLP and Skadden, Arps, Slate, Meagher & Flom LLP have from time to time represented us, and may in the future from time to time represent us, in connection with various matters. See "Legal Matters" in the accompanying prospectus.

PROSPECTUS

                                  $500,000,000

[NRG LOGO]                      NRG ENERGY, INC.

                                DEBT SECURITIES

     We may sell at various times up to U.S. $500,000,000 worth of notes, debentures or other debt securities in one or more series with the same or different terms. We may sell the debt securities through agents, dealers or underwriters we designate from time to time. We will determine the specific terms of the debt securities at the time we sell them and include the following information in a prospectus supplement:

- Total amount of securities offered

- Maturity date of debt securities

- Interest rates or method of calculating interest rates

- Interest payment dates

- Purchase price

- Terms for repayment or redemption, if any

- Currencies or currency units in which the debt securities are denominated or payable

- Form of debt securities (registered, bearer or uncertificated)

- Whether the debt securities will be represented initially by a single temporary or permanent global note

- Agent, dealer or underwriter, if any

- Commission an agent will receive or discount a dealer or underwriter will receive and an estimate of the net proceeds we will receive

- Any other terms applicable to the debt securities

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

                  The date of this Prospectus is April 7, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. You may also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the debt securities. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information filed by us with the SEC in the future will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998; and

          2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                               Investor Relations
                                NRG Energy, Inc.
                         1221 Nicollet Mall, Suite 700
                          Minneapolis, Minnesota 55403
                                 (612) 373-5300

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may,"

"will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

     - general economic conditions in countries in which we do business

     - industry restructuring, changes in the market price of electricity and industry capacity

     - demographic changes

     - technology changes

     - changes in electricity usage patterns and practices

     - changes in fuel pricing

     - our ability to become Year 2000 ready and the ability of our customers and suppliers to become Year 2000 ready

                                  THE COMPANY

GENERAL

     We are one of the leading participants in the independent power generation industry. We are principally engaged in the acquisition, development and operation of, and ownership of interests in, independent power production and co-generation facilities, thermal energy production and transmission facilities and resource recovery facilities. The power generation facilities in which we currently have interests (including those under construction) as of December 31, 1998 have a total design capacity of 10,605 megawatts ("MW"), of which we have or will have total or shared operational responsibility for 6,966 MW and net ownership of, or leasehold interests in, 3,300 MW. In addition, we have substantial interests in district heating and cooling systems and steam generation and transmission operations. As of December 31, 1998, these thermal businesses had a steam capacity of approximately 3,750 million British thermal units per hour. Our refuse-derived fuel ("RDF") plants processed more than 1,350,000 tons of municipal solid waste into approximately 1,100,000 tons of RDF during 1998.

     We have experienced significant growth in the last year, expanding from 2,650 MW of net ownership interests in power generation facilities (including those under construction) as of December 31, 1997 to 3,300 MW of net ownership interests as of December 31, 1998. This growth resulted primarily from a number of domestic and international investments and acquisitions.

     Our headquarters and principal executive offices are located at 1221 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55403. Our telephone number is
(612) 373-5300. We were established in 1989 and are a wholly-owned subsidiary of Northern States Power Company ("NSP").

                                USE OF PROCEEDS

     Unless otherwise specified in the supplement which accompanies this prospectus, we will use the net proceeds from the sale of the debt securities for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness and the indebtedness of our subsidiaries, financing of capital expenditures and pending or potential acquisitions. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the debt securities will depend on market conditions and the availability to us of other funds.

                        EARNINGS TO FIXED CHARGES RATIO

     The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                     1998    1997    1996    1995    1994
                                                     ----    ----    ----    ----    ----
Ratio of earnings to fixed charges(1)............     (2)    1.16x   1.75x   1.56x   2.98x

-------------------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes less undistributed equity in our share of operating earnings of unconsolidated affiliates less equity in gain from project termination settlements plus cash distributions from project termination settlements plus fixed charges. "Fixed charges" means interest expense plus interest capitalized plus amortization of debt issuance costs plus a reasonable approximation of the interest factor of rental expenses.

(2) Due primarily to interest expense and undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     The following summaries of certain provisions of the indenture and the debt securities do not purport to be complete. Except to the extent set forth in the supplement with respect to a particular issue of debt securities, the indenture or indentures for the debt securities will be substantially similar. Unless otherwise stated in the supplement, the trustee under the first indenture under which debt securities will be issued will be Norwest Bank Minnesota, National Association. (See "Concerning the Trustee.")

GENERAL

     The debt securities will be unsecured senior obligations of the Company, as set forth in the accompanying supplement. Because we conduct substantially all of our business through numerous subsidiaries and affiliates, all existing and future liabilities of our direct and indirect subsidiaries and affiliates will be effectively senior to the debt securities. The debt securities will not be guaranteed by, or otherwise be obligations of, our project subsidiaries and project affiliates, or our other direct and indirect subsidiaries and affiliates or NSP.

     Reference is made to the accompanying supplement for the following terms of and information relating to the debt securities (to the extent such terms are applicable to such debt securities):

     - the specific designation, aggregate principal amount, purchase price and denomination;

     - the date of maturity;

     - the interest rate or rates (or the method by which such rate will be determined), if any;

     - the date from which interest will accrue and dates on which any such interest will be payable;

     - our rights to defer interest, if any;

     - the place or places where the principal of, premium, if any, and interest, if any, on the debt securities will be payable;

     - any redemption, repayment or sinking fund provisions;

     - our obligation, if any, to offer to purchase the debt securities in the event of a "Change of Control" (as defined below);

     - any applicable material federal income tax consequences; and

     - any other material specific terms of the debt securities, including any material additional events of default or covenants provided for with respect to the debt securities and any material terms that may be required by or advisable under applicable laws or regulations.

     The debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any debt securities as to which we have the right to defer interest, the holders of such debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the supplement.

GLOBAL DEBT SECURITIES

     If any debt securities are represented by one or more global securities, the applicable supplement will describe the terms of the depositary arrangement with respect to such global securities.

REDEMPTION

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that, we, at any time, may redeem the debt securities, in whole or in part (if in part, by lot or by such other method as the trustee shall deem fair or appropriate) at the redemption price of 100% of principal amount of such debt securities, plus accrued interest on the principal amount, if any, to the redemption date, plus the applicable "Make-Whole Premium" (as discussed below).

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that, to determine the applicable Make-Whole Premium for any debt security, an independent investment banking institution of national standing that we select will compute, as of the third business day prior to the redemption date, the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to maturity on such debt security computed on a semiannual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate to be set forth in the supplement. If the sum of these present values of the remaining payments as computed above exceeds the aggregate unpaid principal amount of the debt security that we will redeem plus any accrued but unpaid interest thereon, the difference will be payable as a premium upon redemption of such debt security. If the sum is equal to or less than such principal amount plus accrued interest, we will pay no premium with respect to such debt security.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS

     In addition to such other covenants, if any, as may be described in the accompanying supplement and except as may otherwise be set forth therein, the indenture will require us, subject to certain limitations described therein, to, among other things, do the following:

     - deliver to the trustee copies of all reports filed with the SEC;

     - deliver to the trustee annual officers' certificates with respect to our compliance with our obligations under the indenture;

     - maintain our corporate existence subject to the provisions described below relating to mergers and consolidations; and

     - pay our taxes when due except where we are contesting such taxes in good faith.

     The indenture may also, as set forth in the accompanying supplement, restrict our business or operations or that of our subsidiaries or limit our indebtedness.

     RESTRICTIONS ON LIENS

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that, so long as any of the debt securities are outstanding, we will not pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or other lien upon any property at any time directly owned by us to secure any indebtedness for money borrowed which is incurred, issued, assumed or guaranteed by us ("Indebtedness"), without making effective provisions whereby the debt securities shall be equally and ratably secured with any and all such Indebtedness and with any other Indebtedness similarly entitled to be equally and ratably secured; provided, however, that this restriction shall not apply to or prevent the creation or existence of: (i) liens existing at the original date of issuance of the debt securities; (ii) purchase money liens which do not exceed the cost or value of the purchased property; (iii) other liens not to exceed 10% of our "Consolidated Net Tangible Assets"

(defined below) and (iv) liens granted in connection with extending, renewing, replacing or refinancing in whole or in part the Indebtedness (including, without limitation, increasing the principal amount of such Indebtedness) secured by liens described in the foregoing clauses (i) through (iii). Except as may otherwise be provided in the accompanying supplement, "Consolidated Net Tangible Assets" will be defined as the following: as of the date of any determination thereof, the total amount of all our assets determined on a consolidated basis in accordance with GAAP as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     Except as may otherwise be set forth in the accompanying supplement, the indenture will further provide that, in the event we propose to pledge, mortgage or hypothecate any property at any time directly owned by us to secure any Indebtedness, other than as permitted by clauses (i) through (iv) of the previous paragraph, we will agree to give prior written notice thereof to the trustee, who shall give notice to the holders of debt securities, and we will further agree, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively to secure all the debt securities equally and ratably with such Indebtedness.

     The foregoing covenant will not restrict the ability of our subsidiaries and affiliates to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon their assets, in connection with project financings or otherwise.

     CHANGE OF CONTROL

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that, if a Change of Control occurs, we will be obligated to offer to purchase all outstanding debt securities. We will conduct any offer to purchase debt securities upon a Change of Control in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l. Any limitations on our financial ability to purchase debt securities upon a Change of Control will be described in the accompanying supplement.

     Except as may otherwise be provided in the accompanying supplement, a "Change of Control" will be defined in the indenture as any of the following:

     - NSP (or its successors) ceases to own a majority of our outstanding voting stock;

     - at any time following the occurrence of the event described immediately above, a person or group of persons (other than NSP) becomes the beneficial owner, directly or indirectly, or has the absolute power to direct the vote of more than 35% of our voting stock; or

     - during any one year period, individuals who at the beginning of such period constitute our board of directors cease to be a majority of the board of directors (unless approved by a majority of the current directors then in office who were either directors at the beginning of such period or who were previously so approved).

     A Change of Control shall be deemed not to have occurred if, following such an event described above, the debt securities are rated BBB- or better by Standard & Poor's Ratings Group and Baa3 or better by Moody's Investors Service, Inc. Except as may otherwise be set forth in the accompanying supplement, our failure to comply with the Change of Control covenant as to the debt securities will be an "Event of Default" (as defined below) under the indenture. See "Events of Default" below.

     Except as may be provided otherwise in the accompanying supplement, the Change of Control provisions may not be waived by the trustee or the board of directors, and any modification thereof must be approved by each holder of a debt security. We cannot assure you that we would have sufficient liquidity to effectuate any required repurchase of debt securities upon a Change of Control.

     Except as may be provided otherwise in the accompanying supplement, within 30 days following any Change of Control, we will be required to mail a notice to each debt security holder (with a copy to the trustee) stating:

     - that a Change of Control has occurred and that such holder has the right to require us to repurchase such holder's debt securities (the "Change of Control Offer");

     - the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

     - the repurchase date (which shall be a business day and be not earlier than 30 days or later than 60 days from the date such notice is mailed (the "Repurchase Date"));

     - that interest on any debt security tendered will continue to accrue;

     - that interest on any debt security accepted for payment pursuant to the Change of Control Offer shall cease to accrue after the Repurchase Date;

     - that debt security holders electing to have a debt security purchased pursuant to a Change of Control Offer will be required to surrender the debt security, with the form entitled "Option to Elect Purchase" on the reverse of the debt security completed, to the trustee at the address specified in the notice prior to the close of business on the Repurchase Date;

     - that debt security holders will be entitled to withdraw their election if the trustee receives, not later than the close of business on the third business day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile or letter setting forth the name of the debt security holder, the principal amount of debt securities the holder delivered for purchase and a statement that such debt security holder is withdrawing its election to have such debt securities purchased; and

     - that debt security holders that elect to have their debt securities purchased only in part will be issued new debt securities in a principal amount equal to the unpurchased portion of the debt securities surrendered.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

     Except as may otherwise be provided in the accompanying supplement, the indenture will provide that we will not merge or consolidate with or into any other person and we will not sell, lease or convey all or substantially all of our assets to any person, unless we are the continuing corporation, or the successor corporation or the person that acquires all or substantially all of our assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of our obligations under the debt securities and the indenture, and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the indenture. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time.

     Except as may be provided otherwise in the accompanying supplement, the indenture will provide that, except for a sale of our assets substantially as an entirety as provided above, and other than assets we are required to sell to conform with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the debt securities.

     REPORTING OBLIGATIONS

     Except as may be provided otherwise in the accompanying supplement, the indenture will provide that we will furnish or cause to be furnished to holders of debt securities copies of our annual reports and of the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file them with the SEC.

EVENTS OF DEFAULT

     Except as may be described in the accompanying supplement, an "Event of Default" will be defined under the indenture as being:

          (a) our failure to pay any interest on any senior debt security when due, which failure continues for 30 days;

          (b) our failure to pay principal or premium (including in connection with a Change of Control) when due;

          (c) our failure to perform any other covenant relative to the debt securities or the indenture for a period of 30 days after the trustee gives us written notice or we receive written notice by the holders of at least 25% in aggregate principal amount of the debt securities;

          (d) an event of default occurring under any of our instruments under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed that has resulted in the acceleration of such indebtedness, or any default occurring in payment of any such indebtedness at final maturity (and after the expiration of any applicable grace periods), other than (i) indebtedness which is payable solely out of the property or assets of a partnership, joint venture or similar entity of which we or any of our subsidiaries or affiliates is a participant, or which is secured by a lien on the property or assets owned or held by such entity, without further recourse to us or (ii) indebtedness not exceeding $20,000,000;

          (e) one or more final judgments, decrees or orders of any court, tribunal, arbitrator, administrative or other governmental body or similar entity for the payment of money aggregating more than $20,000,000 shall be rendered against us (excluding the amount thereof covered by insurance) and shall remain undischarged, unvacated and unstayed for more than 90 days, except while being contested in good faith by appropriate proceedings; and

          (f) certain events of bankruptcy, insolvency or reorganization in respect of us.

     The indenture will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities outstanding under the indenture, or such other amount as may be specified in the supplement, may then declare the principal of all debt securities under that indenture and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in the accompanying supplement, the indenture will contain a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the debt securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     Except to the extent otherwise stated in the accompanying supplement, the indenture will provide that no holder of debt securities may institute any action against us under the indenture (except actions for payment of overdue principal or interest) unless:

     - such holder previously has given the trustee written notice of the default and continuance thereof;

     - the holders of not less than 25% in principal amount of the debt securities then outstanding have requested the trustee to institute such action and offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 60 days of the request; and

     - the trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the debt securities then outstanding under the indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     DEFEASANCE

     Except to the extent otherwise stated in the accompanying supplement, the indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities, on the 123rd day after the deposit referred to below has been made, and the provisions of the indenture will cease to be applicable with respect to the debt securities (except for, among other matters, certain obligations to register the transfer of or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold funds for payment in trust) if (A) we have deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined in the indenture) that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, at the time such payments are due in accordance with the terms of the indenture, (B) we have delivered to the trustee (i) an opinion of counsel to the effect that debt security holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under the defeasance provisions of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an "investment company" within the meaning of the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound and (D) if at such time the debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of such deposit and discharge.

     DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     Except to the extent otherwise stated in the accompanying supplement, the indenture for the debt securities will further provide that the provisions of the indenture will cease to be applicable with respect to (i) the covenants described under "Change of Control" and (ii) clause (c) under "Events of Default" with respect to such covenants and clauses (d) and (e) under "Events of Default" upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, the satisfaction of the conditions described in clauses
(B)(ii), (C) and (D) of the preceding paragraph and our delivery to the trustee of an opinion of counsel to the effect that, among other things, the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

     Except to the extent otherwise stated in the accompanying supplement, the indenture will provide that if we exercise our option to omit compliance with certain covenants and provisions of the indenture with respect to the debt securities as described in the immediately preceding paragraph and the debt securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S.

Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of acceleration resulting from such Event of Default. In such event, we shall remain liable for such payments.

MODIFICATIONS TO THE INDENTURE

     Except as may otherwise be set forth in the accompanying supplement, the indenture will contain provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the debt securities then outstanding, to modify the indenture or the rights of the debt security holders, except that no such modification may, without the consent of each debt security holder, (i) extend the final maturity of any of the debt securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any debt security holder to institute suit for the payment thereof or make any change in the covenant regarding a Change of Control or (ii) reduce the percentage of debt securities, the consent of the holders of which is required for any such modification.

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that we and the trustee without the consent of any debt security holder may amend the indenture and the debt securities for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the trustee may determine is not inconsistent with the debt securities and will not adversely affect the interest of any debt security holder.

BOOK-ENTRY, DELIVERY AND FORM

     Except as may otherwise be set forth in the accompanying supplement, the indenture will provide that the debt securities will initially be issued in the form of one or more registered notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the debt securities with, or on behalf of, The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co., as DTC's nominee.

     DTC is a limited-purpose trust company created to hold securities for its participants (the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchase of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     We expect that pursuant to procedures established by DTC, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes and
(ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the debt securities, see "-- Exchange of Book-Entry Debt Securities for Certificated Debt Securities" below.

     Except as described below, owners of interests in the Global Notes will not have debt securities registered in their name, will not receive physical delivery of debt securities in certificated form and will not be considered the registered owners of holders thereof under the indenture for any purpose.

     Payments in respect of the Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the debt securities, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC's current practice, upon receipt of any payment in respect of securities such as the debt securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the debt securities, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Except as may otherwise be set forth in the accompanying supplement, DTC will take any action permitted to be taken by a holder of the debt securities only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the Global Notes for debt securities in certificated form and to distribute such debt securities to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK ENTRY DEBT SECURITIES FOR CERTIFICATED DEBT SECURITIES

     Except as may otherwise be set forth in the accompanying supplement, a Global Note is exchangeable for debt securities in registered certificated form if (i) DTC notifies us that it is unwilling or unable to continue as clearing agency for the Global Note or has ceased to be a clearing agency registered under the Exchange Act and we thereupon fail to appoint a successor clearing agency within 90 days, (ii) we in our sole discretion elect to cause the issuance of definitive certificated debt securities or (iii) there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the indenture. In addition, beneficial interests in a Global Note may be exchanged for certificated debt securities upon request but only upon at least 20 days, prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases certificated debt securities delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof, requested by or on behalf of the clearing agency (in accordance with its customary procedures).

CONCERNING THE TRUSTEE

     Unless otherwise stated in the supplement, the trustee under the first indenture under which debt securities will be issued will be Norwest Bank Minnesota, National Association, and, unless stated in the applicable supplement, (i) it or any other trustee may also be the trustee under any other indenture for debt securities and (ii) any trustee or its affiliates may lend money to us, including under our principal credit facility, and may from time to time have lender or other business arrangements with us. The indenture will contain certain limitations on the rights of the trustee, should it or its affiliates then be our creditors, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the trustee must resign.

GOVERNING LAW

     Unless otherwise specified in the accompanying supplement, the indenture and the debt securities will be governed by New York law.

                              PLAN OF DISTRIBUTION

     We may offer and sell the debt securities (i) through agents, (ii) through underwriters, (iii) through dealers, (iv) directly to purchasers (through a specific bidding or auction process or otherwise), or (v) through a combination of any such methods of sale. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Offers to purchase the debt securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the debt securities will be named, and any commissions payable by us to such agent will be set forth, in the supplement. Unless otherwise indicated in the supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the debt securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of the debt securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities.

     If a dealer is utilized in the sale of the debt securities, we or an underwriter will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the supplement relating thereto.

     Offers to purchase the debt securities may be solicited directly by us and sales thereof may be made by us directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the supplement relating thereto.

     We may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify then against certain liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP of Denver, Colorado will issue an opinion to us relating to the legality of the debt securities. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the debt securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of Pricewaterhouse Coopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $200,000,000

                                NRG ENERGY, INC.

                % REMARKETABLE OR REDEEMABLE SECURITIES (ROARS(SM))
                 DUE 2013 (REMARKETING DATE NOVEMBER    , 2003)

                                      LOGO

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER   , 1999
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

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